Exhibit 99.1

CORPORACION AMERICA AIRPORTS ANNOUNCES 2Q19 RESULTS

Passenger traffic up 3.8% with growth of 12.3% YoY in Argentina and 8.9% in Armenia further supported by increases in Ecuador and Peru, despite declines in Brazil and Uruguay

Luxembourg, August 23, 2019— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport operator based on the number of airports under management and the tenth largest private sector airport operator worldwide based on passenger traffic, reported today its unaudited, consolidated results for the three- and six- month periods ended June 30, 2019. Financial results are expressed in millions of U.S. dollars and are prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) as issued by the International Accounting Standards Board.

Commencing 3Q18, the Company began reporting results of its Argentinean subsidiaries applying Hyperinflation Accounting, in accordance to IFRS rule IAS 29 (“IAS 29”), as detailed on Section “Hyperinflation Accounting in Argentina” on page 20.

Second Quarter 2019 Highlights

▪	Consolidated revenues of $412.6 million, up 3.9% YoY. Excluding the impact of IFRS rule IAS 29, revenues remained stable at $395.5, mainly due to higher construction service revenue in Argentina reflecting higher capex in the period.
▪	Performance of key operating metrics:
▪	Passenger traffic up 3.8% YoY to 19.8 million
▪	Cargo volume increased 6.6% to 104.7 thousand tons
▪	Aircraft movements declined 4.0% to 206.9 thousand
▪	Operating Income declined 18.7% YoY, to $76.5, mainly impacted by IAS 29, and the operating margin contracted to 18.5% from 23.7% in 2Q18
▪	Adjusted EBITDA was $118.5 million, down 2.2% YoY, with Adjusted EBITDA margin Ex-IFRIC12 expanding 53 bps to 37.7%
▪	Ex-IAS 29, Adjusted EBITDA declined 6.6% YoY to $113.1 million, and Adjusted EBITDA margin Ex-IFRIC12 expanded 19 bps to 37.4%

CEO Message

Commenting on second quarter 2019 results, Mr. Martín Eurnekian, CEO of Corporación América Airports, noted: “The quarter was characterized by ongoing headwinds, particularly in Argentina, our largest market, and to a lesser extent in Brazil. We also experienced a continued mix shift towards more affordable domestic traffic and weaker commercial revenues. At the same time, traffic at our Brazilian airports was impacted by the cessation of operations of Avianca Brasil. Despite these challenges, comparable Adjusted EBITDA margin Ex-IFRIC12 was flat at 37% year-on-year. Better margins this quarter in Italy and Uruguay, were more than offset by margin contraction in Argentina, Ecuador and Armenia. Over 20 million passengers travelled through our airport network in 2Q19 – up approximately 4% year-on-year as we continue to add new routes and airlines. This growth reflects domestic traffic increasing 9% partially offset by international traffic which was down in the low single digits.

Looking towards the second half of the year, weak macro conditions and heightened volatility in Argentina surrounding the presidential election add another layer of uncertainty. In Brazil, we expect Avianca’s former capacity at Brasilia Airport to be gradually restored by the three other carriers with domestic operations at this airport commencing by year-end, while in Italy, as we continue to monitor the evolution of Alitalia and the development of Brexit, we are expecting a good summer travel season.

Despite these near-term challenges, we have a successful track record of operating in Argentina for over 20 years, many of which were under uncertain scenarios. Our business model is resilient with nearly 80% of revenues generated in US dollars. Furthermore, our solid balance sheet also provides flexibility and support for our strategy of advancing on investment projects as we modernize and expand capacity to meet overall growing demand. In turn, the Company will be better positioned for growth as volatility in Argentina recedes and the macro environment improves.”

Operating & Financial Highlights

(In millions of U.S. dollars, unless otherwise noted)

	2Q18	2Q19 ex IAS 29	IAS 29	2Q19 as reported	% Var as reported	% Var ex IAS 29
Passenger Traffic (Million Passengers)	19.1	19.8		19.8	3.8%	3.8%
Revenue	397.1	395.5	17.1	412.6	3.9%	-0.4%
Aeronautical Revenues	185.6	178.7	6.7	185.4	-0.1%	-3.7%
Non-Aeronautical Revenues	211.4	216.8	10.4	227.2	7.4%	2.5%
Revenue excluding construction service	324.4	301.0	11.6	312.6	-3.6%	-7.2%
Operating Income	94.1	87.7	-11.1	76.5	-18.7%	-6.8%
Operating Margin	23.7%	22.2%	-65.0%	18.5%	-514	-153
Net (Loss) / Income Attributable to Owners of the Parent	-22.7	39.9	9.2	49.1	-316.6%	-275.9%
EPS (US$)	-0.14	0.25	0.06	0.31	-316.6%	-275.9%
Adjusted EBITDA	121.1	113.1	5.4	118.5	-2.2%	-6.6%
Adjusted EBITDA Margin	30.5%	28.6%	0.0%	28.7%	-179	-191
Adjusted EBITDA Margin excluding Construction Service	37.2%	37.4%	0.0%	37.7%	53	19
Net Debt to LTM EBITDA	1.98	-	-	2.16	1,808	-

Note: Figures in historical dollars (excluding IAS29) are included for comparison purposes.

Operating & Financial Highlights

(In millions of U.S. dollars, unless otherwise noted)

	6M18	6M19 ex IAS 29	IAS 29	6M19 as reported	% Var as reported	% Var ex IAS 29
Passenger Traffic (Million Passengers)	38.7	40.2		40.2	3.9%	3.9%
Revenue	787.9	771.1	27.7	798.8	1.4%	-2.1%
Aeronautical Revenues	390.4	371.1	11.6	382.7	-2.0%	-5.0%
Non-Aeronautical Revenues	397.5	400.0	16.1	416.2	4.7%	0.6%
Revenue excluding construction service	668.7	612.1	19.5	631.6	-5.5%	-8.5%
Operating Income	203.7	182.0	-22.1	159.9	-21.5%	-10.6%
Operating Margin	25.9%	23.6%	-79.7%	20.0%	-583	-224
Net (Loss) / Income Attributable to Owners of the Parent	3.8	73.6	10.6	84.2	2103.0%	1826.4%
EPS (US$)	0.02	0.46	0.07	0.53	2070.4%	1797.9%
Adjusted EBITDA	257.9	235.0	9.5	244.5	-5.2%	-8.9%
Adjusted EBITDA Margin	32.7%	30.5%	0.0%	30.6%	-213	-225
Adjusted EBITDA Margin excluding Construction Service	38.4%	38.2%	0.0%	38.5%	7	-25
Net Debt to LTM EBITDA	1.98	-	-	2.16	1,808	-

Note: Figures in historical dollars (excluding IAS29) are included for comparison purposes.

Operating Performance

Passenger Traffic

Total passenger traffic increased 3.8% YoY to 19.8 million, principally driven by YoY increases of 12.3% in Argentina and 8.9% in Armenia, which contributed an additional 1.1 and 0.1 million passengers, respectively, and was partially offset by traffic declines in Brazil and Uruguay. In addition, the Company faced easier comps in 2Q19 as the Easter holidays this year fell in April, while in 2018 they fell in March.

Traffic dynamics in Argentina remained impacted by the challenging macro environment and the 86.6% quarterly average currency depreciation, resulting in slower growth in overall travel demand and a mix-shift from international to domestic traffic. Domestic traffic increased 22.1% YoY, while international traffic declined 5.5%. During the quarter, low cost carrier Flybondi continued to add new domestic routes and Chilean low-cost airline JetSmart begun domestic operations. In addition, American Airlines opened a new international route from Córdoba Airport to Miami, United States.

In Brazil, passenger traffic declined 9.8% YoY, mainly impacted by the cessation of operations by a Brazilian carrier, and the reduction in less profitable frequencies by a Latin American international airline. Domestic and transit traffic declined 10.4% and 10.3% respectively, offset by a 12.2% increase in international traffic, according to the new traffic count methodology applied by ANAC since June 2018. Based on the prior methodology, international traffic would have increased 34.7% YoY at Brasilia airport.

Traffic in Italy remained stable YoY in 2Q19, with total passenger traffic at Florence Airport increasing by 5.2%, reflecting easier comps as last year traffic was impacted by Air France pilots’ strike. In addition, traffic benefited from the good performance of TAP’s connecting flight to Lisbon and additional flights to Madrid by Iberia. This was partially offset by a 2.5% decline in passenger traffic at Pisa Airport, mainly reflecting the reduction of operations by Pobeda. In addition, SAS airlines started operations at Florence airport, with three weekly flights to Copenhagen and Eurowings opened a new route to Dusseldorf, Germany.

Passenger traffic in Uruguay declined 2.1% YoY, although showing an improvement from the 6.2% decline in the previous quarter, mainly reflecting the combination of easier comps from the Easter holidays effect as discussed above, lower passenger traffic from Argentina reflecting weak macro conditions, and the cancellation of Avianca Colombia’s daily route to Bogotá, Colombia.

In Armenia, passenger traffic increased 8.9% YoY mainly due to the addition of several new routes and frequencies during 2018 and 2019, primarily to destinations in Russia, along with improved political conditions since 2H18. In Ecuador, traffic increased 2.1%, reflecting the start of operations of Jet Blue and Aeroméxico in Guayaquil, with seven weekly flights to Fort Lauderdale and three weekly flights to Ciudad de México, respectively. Moreover, COPA Airlines also increased frequencies at Guayaquil Airport. In Peru, passenger traffic increased 4.5% YoY.

Domestic passenger traffic, which accounted for 56.2% of total traffic, increased 8.7% YoY principally driven by growth of 22.1%, or 1.2 million passengers in Argentina, which more than offset the 10.4% decline in Brazil. International passenger traffic, which represented 34.3% of total traffic, posted a slight decline in the period, as increases of 8.9% in Armenia and, 7.6% in Ecuador, were offset by a decline of 5.5% in Argentina.

Cargo Volume

Cargo volume increased 6.6% YoY in 2Q19 mainly as a result of higher cargo volume in Brazil, which more than offset lower cargo in Argentina.

Aircraft Movements

Total aircraft movements declined 4.0% YoY, reflecting declines of 18.9% in Brazil and 8.5% in Uruguay, partially offset by growth of 1.8% in Italy and 1.3% in Ecuador.

Tables with detailed passenger traffic, cargo volume and aircraft movement information for each airport can be found on page 23 of this report.

Operational Statistics: Passenger Traffic, Cargo Volume and Aircraft Movements

	2Q19	2Q18	% Var
Domestic Passengers (in millions)	11.1	10.2	8.7%
International Passengers (in millions)	6.8	6.9	-0.9%
Transit Passengers (in millions)	1.9	2.0	-5.2%
Total Passengers (in millions)	19.8	19.1	3.8%
Cargo Volume (in thousands of tons)	104.7	98.2	6.6%
Total Aircraft Movements (in thousands)	206.9	215.5	-4.0%

Passenger Traffic Breakdown				Cargo			Aircraft Movements
Country	2Q19	2Q18	% Var.	2Q19	2Q18	% Var.	2Q19	2Q18	% Var.
	(in millions)			(in thousands of tons)			(in thousands)
Argentina	9.9	8.8	12.3%	54.8	56.6	-3.3%	106.0	105.9	0.1%
Italy	2.4	2.4	0.0%	3.4	3.0	13.2%	22.4	22.0	1.8%
Brazil	4.3	4.7	-9.8%	23.9	15.7	52.0%	37.6	46.4	-18.9%
Uruguay	0.5	0.5	-2.1%	6.8	6.8	0.8%	6.5	7.1	-8.5%
Ecuador (1)	1.1	1.1	2.1%	9.8	10.5	-6.2%	20.3	20.1	1.3%
Armenia	0.7	0.7	8.9%	4.7	4.3	9.5%	6.0	6.0	0.2%
Peru (2)	0.9	0.8	4.5%	1.2	1.2	-1.9%	7.9	8.0	-1.1%
TOTAL	19.8	19.1	3.8%	104.7	98.2	6.6%	206.9	215.5	-4.0%
1)	CAAP owns 99.9% of ECOGAL which operates and maintains the Galapagos Airport, but due to the terms of the concession agreement, ECOGAL’s results are accounted for by the equity method. However, 100% of ECOGAL’s passenger traffic and aircraft movements are included in this table.

2)	CAAP owns 50.0% of AAP and accounts for its results by the equity method. However, 100% of AAP’s passenger traffic and aircraft movements are included in this table.

Review of Consolidated Results

Results for AAP Airports, the five airports CAAP operates in Peru, and ECOGAL which operates the Galapagos Airport in Ecuador, are accounted for under the equity method.

Commencing 3Q18, the Company began reporting results of its Argentinean subsidiaries applying Hyperinflation Accounting, in accordance to IFRS rule IAS 29, as detailed on Section “Hyperinflation Accounting in Argentina” on page 20.

Revenues

Consolidated Revenues increased 3.9% YoY, or $15.5 million, to $412.6 million in 2Q19, while consolidated revenues excluding the impact of IAS 29 would have remained stable at $395.5 million. Growth of 16.5%, or $4.6 million, in Armenia resulted from higher fuel demand and increased construction service revenue due to runway infrastructure works. In Ecuador, revenues increased 12.8% YoY, or $2.8 million, mainly due to higher international passenger traffic and higher construction service revenues. By contrast, in Argentina, revenues were down 1.5% YoY, or $3.6 million, impacted by the 3.7% decline in aeronautical revenues and 11.7% in commercial revenues, reflecting lower passenger traffic and demand, partially offset by higher construction service revenues as a result of significant capex in the period. In Italy, revenues declined 7.0%, or $2.9 million, reflecting lower construction service revenues. In Brazil, revenues declined 6.2%, or $1.9 million, due to a 9.8% decline in passenger traffic, and to a lesser extent due to the 8.8% depreciation of the Brazilian real against the US dollar in the period.

Revenues in Argentina were down 1.5% YoY, or $3.6 million, (excluding IAS29) mainly impacted by: i) a mix-shift from international to domestic traffic which is linked to the local currency depreciation, and ii) a decline in commercial revenues, mainly due to lower cargo revenues from the drop in higher-margin imports together with lower Duty Free revenues from the decline in international traffic and overall lower demand. Revenues were also negatively impacted by the FX translation effect on local currency revenues resulting from the 86.6% Argentine peso average depreciation in the period, which more than offset higher overall passenger traffic. This was partially offset by a 32.1% YoY increase in construction service revenue reflecting higher capex in the period.

Revenues in Italy declined 7.0% YoY reflecting lower construction service revenues in the period. Excluding IFRIC 12, revenues in Italy remained stable at $36.9 million, primarily due to the positive results from commercial initiatives, partially offset by the 5.7% average depreciation of the euro against the US dollar in the period.

In Brazil, revenues declined 6.2%, or $1.9 million, impacted by the 8.8% quarterly average Brazilian real depreciation. By contrast, local currency revenues increased 2.2%, due to higher commercial revenues mainly from VIP lounges and advertising agreements, coupled with the increase in aeronautical fees granted in August 2018. This was partially offset by the 9.8% decline in passenger traffic due to the cancellation of operations by a Brazilian airline.

Revenues in Uruguay reached $27.1 million, mainly driven by the 4.0% in YoY traffic growth to international destinations other than Buenos Aires city airport (Aeroparque) at Carrasco Airport, coupled with the increase in passenger fees implemented in August 2018. This was offset the 19.0% YoY decline in lower-margin shuttle (“Puente aéreo”) passengers to Aeroparque, in Buenos Aires, and the decline in Duty Free shop revenues.

By contrast, in Armenia, revenues increased 16.5% YoY mainly driven by higher fuel demand, together with higher construction service revenues in the period, partially offset by the FX currency translation impact on aeronautical revenues from the 5.7% average depreciation of the euro against the US dollar. Revenues in Ecuador increased 12.8% YoY as a result of higher traffic in the period and the increase in aeronautical fees starting January 1, 2019, coupled with higher construction service revenue in the period.

Excluding construction services, consolidated revenues would have declined 3.6% YoY to $312.6 million on an ‘As Reported’ basis, and 7.2% to $301.0 million when also excluding the impact of IAS 29.

Revenues by Segment (in US$ million)

Country	2Q18	2Q19 ex IAS 29	IAS 29	2Q19 as reported	% Var as reported	% Var ex IAS 29
Argentina	246.7	243.1	17.1	260.2	5.5%	-1.5%
Italy	42.0	39.1	-	39.1	-7.0%	-7.0%
Brazil	30.3	28.4	-	28.4	-6.2%	-6.2%
Uruguay	27.0	27.1	-	27.1	0.2%	0.2%
Armenia	28.1	32.7	-	32.7	16.5%	16.5%
Ecuador (1)	22.1	24.9	-	24.9	12.8%	12.8%
Unallocated	0.9	0.2	-	0.2	-77.2%	-77.2%
Total consolidated revenue (2)	397.1	395.5	17.1	412.6	3.9%	-0.4%

1 Only includes Guayaquil Airport.

2 Excluding Construction Service revenue, revenue decreased 7.2% YoY in Argentina and 7.0% in Italy, but increased 0.2% in Uruguay, 6.7% in Ecuador and 8.7% in Armenia.

Revenue Breakdown (in US$ million)

	2Q18	2Q19 ex IAS 29	IAS 29	2Q19 as reported	% Var as reported	% Var ex IAS 29
Aeronautical Revenue	185.6	178.7	6.7	185.4	-0.1%	-3.7%
Non-aeronautical Revenue	211.4	216.8	10.4	227.2	7.4%	2.5%
Commercial revenue	138.1	121.9	4.9	126.7	-8.2%	-11.7%
Construction service revenue (1)	72.7	94.4	5.5	99.9	37.5%	29.9%
Other revenue	0.7	0.5	0.0	0.5	-28.4%	-28.4%
Total Consolidated Revenue	397.1	395.5	17.1	412.6	3.9%	-0.4%
Total Revenue excluding Construction Service revenue (2)	324.4	301.0	11.6	312.6	-3.6%	-7.2%

1 Construction Service revenue equals the construction or upgrade costs plus a reasonable margin.

2 Excludes Construction Service revenue.

Aeronautical revenue accounted for 44.9% of total revenues and remained stable YoY at $185.4 million. Had IAS 29 not been applied, Aeronautical Revenues would have decreased 3.7% YoY, or $6.9 million, mainly reflecting declines of:

•	7.3%, or $7.4 million, in Argentina as a result of the mix-shift from international to domestic traffic and the currency translation effect on domestic traffic from the 86.6% average currency devaluation in the period.

•	7.3%, or $1.0 million in Brazil, impacted by the decline in passenger traffic, coupled with 8.8% quarterly average depreciation of the Brazilian real against the US dollar. In local currency, revenues increased 0.6% mainly reflecting the increase in aeronautical fees granted in August 2018, which more than offset the decline in passenger traffic.

By contrast, aeronautical revenues in Ecuador increased 9.7% YoY, or $1.6 million, primarily driven by growth in international passenger traffic at Guayaquil Airport.

Non-Aeronautical revenues accounted for 55.1% of total revenues, and increased 7.4% YoY, or $15.7 million, to $227.2 million. Had IAS 29 not been applied, Non-aeronautical revenues would have increased 2.5% YoY, or $5.3 million, mainly driven by:

▪	A 29.9%, or $21.7 million, increase in Construction Service revenue, mainly reflecting investments by $86.5 million in Argentina, and, to a lesser extent, investments in Armenia and Ecuador of $2.4 million and $1.4 million, respectively, partially offset by lower revenues in Italy.

▪	An 11.7%, or $16.2 million, decline in Commercial Revenues, to $121.9 million, mainly reflecting a decline of 21.7%, or $17.2 million, in Argentina as a result of lower cargo imports due to macro conditions, lower passenger demand, particularly in duty free, and the FX translation effect on domestic revenues from the Argentine peso depreciation. In addition, Brazil reported a 5.4%, or $0.9 million, decline in Commercial Revenues mainly reflecting currency depreciation, but increased 3.5% YoY in local currency, primarily due to an increase in VIP lounges and advertising revenues. By contrast, Commercial Revenues in Armenia increased 19.0%, or $2.6 million, mainly from higher fuel demand.

Excluding Construction Service revenue, non-aeronautical revenues would have declined 8.3% YoY to $127.2 million. Had IAS 29 not been applied, Non-aeronautical revenues excluding Construction Service revenue would have declined 11.8% YoY to $122.4 million.

Consolidated Operating Costs and Expenses

During 2Q19, Consolidated Operating Costs and Expenses increased 10.7% YoY, or $32.8 million, to $340.4 million. Had IAS 29 not been applied, Consolidated Operating Costs and Expenses would have increased 1.4% YoY, or $4.3 million, to $311.8 million, mainly reflecting higher construction service costs from capital investments in Argentina, Ecuador and Armenia, and, to a lesser extent, higher fuel costs in Armenia, which more than offset the effect of currency depreciation against the US dollar in Argentina, Brazil and Uruguay, and the decline in concession fees in both Argentina and Brazil.

Cost of Services rose 15.0% YoY, or $39.5 million, to $303.1 million. Excluding the IAS 29 impact in Argentina and a one-time $2.2 million gain in Italy from the positive outcome of a claim against the Ministry of Transport, Cost of services would have increased 5.6% YoY, or $14.6 million, reflecting the following increases:

▪	A 30.0%, or $21.7 million, increase in construction service costs, primarily due to an increase in Argentina of 32.1%, or $21.0 million, and, to a lower degree, increases of $2.3 million and $1.4 million in Armenia and Ecuador, respectively, reflecting higher capex in the period, partially offset by a $3.0 million decline in Italy.

▪	A 22.8%, or $1.9 million, increase in cost of fuel sold, reflecting higher fuel demand in Armenia.

▪	A 15.4%, or $2.2 million, in services and fees, primarily reflecting higher administrative fees in Ecuador arising from the concession extension granted in July 2018, and higher tariffs on utilities in Argentina.

This more than offset declines of:

▪	14.9%, or $6.9 million, in concession fees, mainly the result of a 13.4%, or $3.6 million, drop in Argentina related to the decline in revenues, and a decline of 31.8%, or $2.4 million, in concession fees in Brazil due to the depreciation of the Brazilian real against the US dollar, together with the impact of the change in the passenger curve by which the concession fee is calculated. By contrast, concession fees in Ecuador increased by 20.7%, or $1.5 million, reflecting the 5% increase in the concession fee agreed in July 2018.

▪	13.1%, or $4.6 million, in maintenance expenses, mainly as a result of lower expenses in Argentina and Brazil due to currency depreciation, and lower maintenance expenses due to easier comps at Ecuador and Uruguay, as 2Q18 was impacted by refurbishing and SISCA costs, respectively.

▪	4.5%, or $2.3 million, in salaries principally due to the benefit from the depreciation of the Argentine peso against the US dollar, partially offset by the additions made to the employee base to further enhance the passenger experience at the airports in Argentina, and, to a lesser extent, the depreciation of the Brazilian real and the Euro against the US dollar.

Excluding Construction Service cost, Cost of Services would have increased 6.4% YoY, or $12.3 million. When also excluding the impact of IAS29, Cost of services would have declined 4.8%, or $9.3 million. When also excluding the one-time benefit from the Fire Protection Fund claim, Cost of services would have declined 3.7%, or $7.0 million YoY.

Selling, General and Administrative Expenses (“SG&A”) declined 14.6% YoY, or $6.4 million, to $37.2 million in 2Q19 on an ‘As reported’ basis, and 17.8%, or $7.7 million, when excluding the impact of IAS 29, primarily reflecting the following declines:

▪	An 18.3%, or $2.3 million in taxes, mainly resulting from lower sales taxes due to lower revenues in Argentina;

▪	17.2%, or $1.8 million, in services and fees, reflecting a $0.8 million reduction in costs at the holding level due to legal fees in connection with the IPO and fees associated with sale of 25% of Corporación América Italia to Investment Corporation of Dubai in 2Q18;

▪	A 20.3%, or $1.7 million, in salaries and social security contributions mainly reflecting currency depreciation; and

▪	A $1.1 million in office expenses.

This more than offset a $1.6 million increase in bad debts, principally attributed to an increase of $1.0 million in Argentina, mainly reflecting higher bad debts from certain commercial tenants. In addition, CAAP’s Brazilian subsidiaries recorded a $0.5 million charge in connection with past due receivables related to commercial tenants.

Excluding Construction Service cost and the one-time benefit in 2Q19, Operating Costs and Expenses would have increased 3.3%, or $7.9 million, to $243.3 million. Had IAS 29 not been applied, comparable Operating Costs and Expenses Ex-IFRIC12 would have declined 6.4%, or $15.1 million YoY, to $220.3 million.

Costs and Expenses (in US$ million)

	2Q18	2Q19 ex IAS 29	IAS 29	2Q19 as reported	% Var as reported	% Var ex IAS 29
Cost of Services	263.5	275.9	27.1	303.1	15.0%	4.7%
Salaries and social security contributions	51.7	49.3	1.7	51.0	-1.3%	-4.5%
Concession fees	46.1	39.3	1.7	41.0	-11.2%	-14.8%
Construction service cost	72.1	93.8	5.5	99.3	37.7%	30.0%
Maintenance expenses	35.4	30.8	2.2	33.0	-6.8%	-13.1%
Amortization and depreciation	24.9	23.7	16.1	39.8	60.3%	-4.4%
Other	33.3	39.0	0.0	38.9	16.9%	17.0%
Cost of Services Excluding Construction Service cost	191.4	182.1	21.6	203.7	6.4%	-4.8%
Selling, general and administrative expenses	43.5	35.8	1.4	37.2	-14.6%	-17.8%
Other expenses	0.5	0.1	0.0	0.1	-70.5%	-75.2%
Total Costs and Expenses	307.5	311.8	28.5	340.4	10.7%	1.4%
Total Costs and Expenses Excluding Construction Service cost	235.4	218.0	23.0	241.0	2.4%	-7.4%

Adjusted EBITDA and Adjusted EBITDA excluding Construction Service

Adjusted EBITDA in 2Q19 declined 2.2% YoY to $118.5 million, with Adjusted EBITDA margin contracting 179 bps to 28.7% from 30.5% in 2Q18. Excluding Construction service margin, Adjusted EBITDA margin contracted 53 bps to 37.7%, from 37.2% in 2Q18.

Excluding the impact of IAS 29 in 2Q19, Adjusted EBITDA would have declined 6.6% YoY, or $8.0 million, to $113.1 million, mainly reflecting a 15.2%, or $12.0 million decline in Argentina, partially offset by a $3.2 million increase in Italy. Adjusted EBITDA margin contracted 191 bps YoY to 28.6%. Excluding both the impact from IAS 29 and construction service margin, Adjusted EBITDA margin would have expanded 19 bps to 37.4%, from 37.2% in 2Q18.

Adjusted EBITDA in 2Q19 was impacted by a one-time $2.2 million gain in Italy from the positive outcome of a claim against the Ministry of Transport. Excluding IAS29 and this one-time item, Adjusted EBITDA ex-IFRIC12 would have declined 8.6% YoY, or $10.4 million, to $110.2 million, and the margin would have contracted 56 bps to 36.6%. Margin contraction in Argentina, Ecuador and Armenia more than offset better margins in Italy and Uruguay.

Adjusted EBITDA by Segment (in US$ million)

	2Q18	2Q19 ex IAS 29	IAS 29	2Q19 as reported	% Var as reported	% Var ex IAS 29
Argentina	78.9	67.0	5.4	72.3	-8.4%	-15.2%
Italy	10.7	13.9	-	13.9	29.6%	29.6%
Brazil	2.6	3.0	-	3.0	18.0%	18.0%
Uruguay	11.9	12.1	-	12.1	2.2%	2.2%
Armenia	12.1	12.1	-	12.1	0.0%	0.0%
Ecuador	6.8	6.5	-	6.5	-4.1%	-4.1%
Unallocated	-1.3	-1.2	-	-1.2	-11.9%	-11.9%
Perú	-0.6	-0.4	-	-0.4	-27.8%	-27.8%
Total segment EBITDA	121.1	113.1	5.4	118.5	-2.2%	-6.6%

Adjusted EBITDA Reconciliation to Income from Continuing Operations (in US$ million)

	2Q18	2Q19 ex IAS 29	IAS 29	2Q19 as reported	% Var as reported	% Var ex IAS 29
Income from Continuing Operations	-34.9	46.1	9.2	55.4	-258.5%	-232.0%
Financial Income	-49.6	-10.8	-1.0	-11.8	-76.3%	-78.3%
Financial Loss	198.9	39.4	-27.2	12.3	-93.8%	-80.2%
Inflation adjustment	0.0	0.4	6.8	7.2	-	-
Income Tax Expense	-20.1	12.1	1.0	13.1	-165.3%	-160.3%
Amortization and Depreciation	26.9	25.8	16.5	42.3	57.2%	-4.1%
Adjusted EBITDA	121.1	113.1	5.4	118.5	-2.2%	-6.6%
Adjusted EBITDA Margin	30.5%	28.6%	0.0%	28.7%	-179	-191
Adjusted EBITDA excluding Construction Service	120.6	112.5	5.4	117.8	-2.3%	-6.7%
Adjusted EBITDA Margin excluding Construction Service	37.2%	37.4%	0.0%	37.7%	53	19

Financial Income and Loss

CAAP reported a Net financial loss of $7.7 million in 2Q19 compared to a loss of $149.2 million in 2Q18. Financial income declined 76.3% to $11.8 million. Had IAS 29 not been applied, Financial income would have declined by 78.3%, or $37.9 million, to $10.8 million, mainly related to a decline of $33.3 million in Argentina, reflecting more difficult comps as in 2Q18 AA2000 recorded a gain due to the depreciation of the Argentine peso against the US dollar over assets held in US dollars.

During 2Q19, CAAP reported a “Financial Loss” of $12.3 million on an ‘As reported’ basis, or a loss of $39.4 million when excluding IAS 29 impact, compared with a loss of $198.9 million in the year-ago quarter, mainly attributed to foreign exchange expenses of $148.3 million in Argentina in the year-ago quarter, due to depreciation of the peso against the US dollar, in connection with its $400 million AA2000 bond.

	2Q18	2Q19 ex IAS 29	IAS 29	2Q19 as reported	% Var as reported	% Var ex IAS 29
Financial Income	49.6	10.8	1.0	11.8	-76.3%	-78.3%
Interest income	9.0	9.8	0.6	10.4	15.0%	8.8%
Foreign exchange income	39.5	0.9	-0.4	0.4	-99.0%	-97.8%
Other	1.1	1.0	0.0	1.0	-10.8%	-10.8%
Financial Loss	-198.9	-39.4	27.2	-12.3	-93.8%	-80.2%
Interest Expenses	-20.2	-22.4	-0.6	-23.0	13.7%	10.8%
Foreign exchange transaction expenses	-148.2	3.4	28.6	32.0	-121.6%	-102.3%
Leases financial cost	0.0	-0.1	0.0	-0.1	-	-
Changes in liability for Brazilian concessions	-28.8	-20.1	0.0	-20.1	-30.0%	-30.0%
Other expenses	-1.6	-1.0	0.0	-1.0	-39.2%	-39.2%
Inflation adjustment	0.0	-0.4	-6.8	-7.2	-	-
Inflation adjustment	0.0	-0.4	-6.8	-7.2	-	-
Financial Results, Net	-149.2	-29.0	21.3	-7.7	-94.9%	-80.6%

See “Use of Non-IFRS Financial Measures” on page 21.

Income Tax Expense

During 2Q19, the Company reported a tax expense of $13.1 million, mainly due to a $6.2 million expense in Argentina together with expenses of $3.4 million in Uruguay and $ 2.5 million in Armenia.

Net Income and Net Income Attributable to Owners of the Parent

During 2Q19, CAAP reported Net Income for the Period of $55.4 million compared to a loss of $34.9 million in 2Q18. While Operating Income declined $17.6 million YoY, higher net income reflects lower financial expenses of $141.6 million and a $33.2 million decrease in income tax expense.

During 2Q19, the Company reported a Net Income Attributable to Owners of the Parent of $49.1 million and income per common share of $0.31, compared with a Net Loss Attributable to Owners of the Parent of $22.7 million in 2Q18 equivalent to loss per common share of $0.14 for the same period last year.

Consolidated Financial Position

As of June 30, 2019, cash and cash equivalents amounted to $221.5 million, a 13.2% decline from $255.0 million as of March 31, 2019. Total Debt at the close of the quarter declined to $1,136.2, from $1,137.3 million as of March 31, 2019. An amount of $665.3 million, or 57.7% of total debt is denominated in U.S. dollars, while $306.1, or 26.9%, is denominated in Brazilian reals and $174.8, or 15.4%, is in Euros.

The Net Debt to LTM EBITDA ratio stood at 2.12x as of June 2019, compared with Net Debt to EBITDA of 2.04x as of March 2019.

Consolidated Debt Indicators (in US$ million)

	As of Jun 30, 2019	As of Mar 31, 2019	As of Dec 31, 2018
Leverage
Total Debt / LTM Adjusted EBITDA (Times)[1,3]	2.63x	2.63x	2.53x
Total Net Debt / LTM Adjusted EBITDA (Times) [2,3]	2.12x	2.04x	1.98x
Total Debt	1,136.2	1,137.3	1,126.7
Short-Term Debt	149.6	121.2	98.9
Long-Term Debt	986.7	1,016.1	1,027.8
Cash & Cash Equivalents	221.5	255.0	244.9
Total Net Debt[4]	914.8	882.3	881.8

1 The Total Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities divided by its EBITDA.

2 The Total Net Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities minus Cash & Cash Equivalents, divided by its EBITDA.

3 The Total Net Debt is calculated as Total Debt minus Cash & Cash Equivalents.

Total Debt by Segment (in US$ million)
As of Jun 30, 2019
Argentina	398.6
Italy (1)	133.2
Brazil (2)	315.2
Uruguay	204.6
Armenia	82.3
Ecuador	2.4
Total	1,136.2

1 Of which approximately $66.7 million remain at the subsidiary level.

2 Of which approximately $293.8 remain at Inframérica Concessionaria do Aeroporto de Brasilia level.

CAPEX

During 2Q19, CAAP made capital expenditures excluding IAS 29, totaling $107.5 million, a 37.3% YoY increase from $78.3 million in 2Q18, mainly reflecting higher capex in Argentina. The most significant investments in 2Q19 include:

▪	$86.8 million, invested in Argentina primarily for the construction of the new departure terminal building and multilevel parking at Ezeiza Airport, the landfill and construction of a new park on Costanera Avenue at Aeroparque Airport, the construction of new terminal buildings at Comodoro Rivadavia Iguazú and Jujuy airports, the refurbishment and lighting of the runway and taxiways at Córdoba Airport, the expansion of the terminal building at Bariloche, Mar del Plata and Esquel airports, as well as various capex programs across other airports of the concession;

▪	$6.8 million invested in Armenia, mainly in relation to runway improvement and lightning system, and perimeter security system; and
▪	$3.1 million invested in Ecuador, primarily on initial works stemming from the new capex program resulting from extension of the Guayaquil concession agreement last year.

Review of Segment Results

Argentina

The Company’s main concession in Argentina, AA2000, accounted for approximately 9.5 million passengers, or 48.0%, of CAAP’s 19.8 million total passengers worldwide served during the quarter. Aeroparque and Ezeiza, the country’s two largest airports, had approximately 2.7 million and 2.8 million passengers in 2Q19, respectively.

Starting in 3Q18, reported numbers are presented applying Hyperinflation accounting for the Company’s Argentinean subsidiaries, in accordance with IAS 29, as explained above.

Argentina represented 61.5% of the Company’s 2Q19 consolidated revenues and 59.2% of its adjusted EBITDA, excluding the effect of IAS 29.

The following table presents the impact from Hyperinflation accounting on 2Q19 under the column ‘IAS 29’, while the column “2Q19 ex IAS 29” presents 2Q19 results calculated without the impact from Hyperinflation accounting. The impact of IAS 29 is presented only for AA2000, the Company’s largest subsidiary in Argentina which accounted for 96.0%, 98.6% and 99.2% of passenger traffic, revenues and Adjusted EBITDA of the Argentina segment in 2Q19.

	2Q18	2Q19 ex IAS 29	IAS 29	2Q19 as reported	% Var as reported	% Var ex IAS 29
OPERATING STATISTICS
Domestic Passengers (in millions)	5.4	6.6	-	6.6	22.1%	22.1%
International Passengers (in millions)	3.2	3.0	-	3.0	-5.5%	-5.5%
Transit Passengers (in millions)	0.3	0.3	-	0.3	27.9%	27.9%
Total Passengers (in millions)	8.8	9.9	-	9.9	12.3%	12.3%
Cargo Volume (in thousands of tons)	56.6	54.8	-	54.8	-3.3%	-3.3%
Total Aircraft Movements (in thousands)	105.9	106.0	-	106.0	0.1%	0.1%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	102.0	94.6	6.7	101.3	-0.7%	-7.3%
Non-aeronautical revenue	144.7	148.5	10.4	158.9	9.8%	2.7%
Commercial revenue	79.2	62.0	4.9	66.8	-15.6%	-21.7%
Construction service revenue	65.5	86.5	5.5	92.1	40.6%	32.1%
Total Revenue	246.7	243.1	17.1	260.2	5.5%	-1.5%
Total Revenue Excluding IFRIC12(1)	181.2	156.5	11.6	168.1	-7.2%	-13.6%
Cost of Services	158.8	173.5	27.1	200.6	26.4%	9.3%
Selling, general and administrative expenses	20.6	14.9	1.4	16.2	-21.0%	-27.7%
Other expenses	0.1	0.3	0.0	0.4	142.7%	127.4%
Total Costs and Expenses	179.5	188.7	28.5	217.2	21.0%	5.1%
Total Costs and Expenses Excluding IFRIC12(2)	114.0	102.2	23.0	125.2	9.8%	-10.4%
Adjusted Segment EBITDA	78.9	67.0	5.4	72.3	-8.4%	-15.2%
Adjusted Segment EBITDA Mg	32.0%	27.5%		27.8%	-420	-445
Adjusted EBITDA Margin excluding IFRIC 12(3)	43.5%	42.7%		43.0%	-55	-80
Capex	65.8	86.8	5.5	92.3	40.2%	31.9%

1 Excludes Construction Service revenue.

2 Excludes Construction Service cost.

3 Excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

	6M18	6M19 ex IAS 29	IAS 29	6M19 as reported	% Var as reported	% Var ex IAS 29
OPERATING STATISTICS
Domestic Passengers (in millions)	11.3	13.5	-	13.5	18.8%	18.8%
International Passengers (in millions)	7.1	6.7	-	6.7	-5.8%	-5.8%
Transit Passengers (in millions)	0.6	0.7	-	0.7	13.4%	13.4%
Total Passengers (in millions)	19.1	20.9	-	20.9	9.4%	9.4%
Cargo Volume (in thousands of tons)	117.0	110.8	-	110.8	-5.3%	-5.3%
Total Aircraft Movements (in thousands)	219.3	221.9	-	221.9	1.2%	1.2%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	224.1	207.1	11.6	218.7	-2.4%	-7.6%
Non-aeronautical revenue	270.9	271.3	16.1	287.4	6.1%	0.2%
Commercial revenue	160.9	125.0	7.9	132.9	-17.4%	-22.3%
Construction service revenue	110.0	146.3	8.2	154.5	40.4%	33.0%
Total Revenue	495.0	478.3	27.7	506.1	2.2%	-3.4%
Total Revenue Excluding IFRIC12(1)	385.0	332.1	19.5	351.6	-8.7%	-13.7%
Cost of Services	303.6	320.8	47.8	368.6	21.4%	5.7%
Selling, general and administrative expenses	42.7	33.0	2.5	35.5	-16.9%	-22.7%
Other expenses	0.5	0.4	0.0	0.5	0.7%	-3.4%
Total Costs and Expenses	346.7	354.2	50.3	404.5	16.7%	2.2%
Total Costs and Expenses Excluding IFRIC12(2)	236.8	208.1	42.1	250.1	5.6%	-12.1%
Adjusted Segment EBITDA	172.0	150.5	9.5	159.9	-7.0%	-12.5%
Adjusted Segment EBITDA Mg	34.7%	31.5%	-	31.6%	-314	-328
Adjusted EBITDA Margin excluding IFRIC 12(3)	44.6%	45.3%	-	45.5%	82	64
Capex	110.3	146.3	8.2	154.5	40.0%	32.6%

1 Excludes Construction Service revenue.

2 Excludes Construction Service cost.

3 Excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic in Argentina rose 12.3% YoY in 2Q19, with domestic traffic increasing 22.1%, partially offset by a 5.5% decline in international traffic reflecting continued challenging macro conditions in the country, although showed an improvement from the 6.6% decline reported in the previous quarter. Domestic traffic benefitted from the addition of new routes, low cost carriers and higher promotional activity.

During the quarter, low cost carrier Flybondi continued to add new domestic routes connecting Neuquén Airport with Mendoza and Córdoba airports, Salta Airport with Córdoba and Rosario airports, and Tucumán Airport with Rosario Airport. In addition, low cost airline JetSmart begun domestic operations with routes from El Palomar Airport to Mendoza, Córdoba, Tucumán, Iguazú and Salta airports and from Salta Airport to Neuquén, Córdoba and Mendoza airports, from Mendoza Airport with Tucumán Airport, and from Neuquén Airport to Córdoba and Salta airports, further increasing connectivity in the country. In addition, American Airlines opened a new international route from Córdoba Airport to Miami, United States.

By contrast, cargo volume was down 3.3% YoY, reflecting the continued challenging macro environment, although showed an improvement when compared to 1Q19, while total aircraft movements remained stable during the period.

Revenues increased 5.5% YoY, or $13.5 million, to $260.2 million in 2Q19. Excluding the impact of IAS 29, revenues would have been $243.1 million, down 1.5%, or $3.6 million YoY, primarily reflecting higher construction revenue in the quarter due to higher capex, partially offset by a decline in aeronautical and commercial revenues, mainly due to a mix-shift from international to domestic traffic, the FX translation effect on local currency revenues from the sharp Argentine peso depreciation that took place last year (which resulted in a 86.6% average peso depreciation in the period), and lower commercial demand.

•	Aeronautical revenue remained stable YoY on an ‘As reported’ basis, but declined 7.3%, or $7.4 million, when excluding the impact of IAS 29, primarily reflecting the continued mix-shift from international to domestic traffic, together with and the currency translation effect on the share of local currency denominated revenues.

•	Commercial revenues fell 15.6%, or $12.4 million on an ‘As reported’ basis, and 21.7%, or 17.2 million, excluding the impact of IAS 29, as the difficult macro environment resulted in lower cargo activity and a decline in duty free shop sales, together with the impact of the Argentine peso depreciation on the share of local currency denominated revenues.

•	Construction Service revenue increased 40.6% YoY, or $26.6 million, mainly reflecting higher capex in the period. Had IAS 29 not been adopted, Construction Service Revenue would have increased 32.1%, or $21.0 million YoY, in line with the capex program announced for 2019.

Excluding construction service revenue, total Argentina revenue in 2Q19 decreased 7.2% YoY, or $13.1 million, to $168.1 million, with a decrease of 13.6%, or $24.7 million, had IAS 29 rule not been adopted in the period.

Cost of services increased 26.4% YoY, or $41.8 million, to $200.6 million. Had IAS 29 not been adopted, cost of services would have increased 9.3%, or $14.7 million, primarily due to an increase of 32.1%, or $21.0 million, in Construction Service costs reflecting significantly higher capex in the quarter. Excluding construction service costs and IAS29 impact, Cost of services would have declined 6.8% YoY, or $6.3 million, driven mainly by the following:

•	A 13.4%, or $3.6 million, decline in concession fees resulting from lower revenues, and

•	A 12.5%, or $3.3 million, decline in maintenance expenses, mainly denominated in local currency, reflecting currency depreciation in the quarter,

•	An 11.2%, or $2.8 million, decline in salaries and social security contributions which benefitted from the Argentine peso depreciation, partially offset by the additions made to the employee base to further enhance the passenger experience at the airports.

•	A 48.2%, or $1.2 million, increase in office expenses, reflecting the classification of IATA and SITA expenses as Cost of services, instead of SG&A.

SG&A declined by 21.0% YoY, or $4.3 million, to $16.2 million in 2Q19. Had IAS29 not been implemented, SG&A would have declined 27.7%, or $5.7 million, mainly due to reductions of:

•	19.1%, or $2.2 million, in turnover taxes related to the decline in revenues coupled with lower banking transaction taxes,

•	49.1%, or $1.8 million in salaries and social contributions, mainly benefitting from currency depreciation, and

•	$1.3 million in office expenses reflecting the classification of IATA and SITA expenses as Cost of services, instead of SG&A.

These declines were partially offset by an increase of $1.0 million in bad debts, reflecting higher past due receivables, mainly from commercial tenants.

Adjusted Segment EBITDA in Argentina declined 8.4% YoY, or $6.6 million, to $72.3 million in 2Q19, with Adjusted Segment EBITDA margin Ex-IFRIC12 down by 55 bps to 43.0%. Had IAS 29 not been adopted, Adjusted Segment EBITDA would have declined 15.2%, or $12.0 million, with Adjusted EBITDA margin EX-IFRIC12 contracting 80 bps to 42.7% in 2Q19.

During 2Q19 CAAP made capital expenditures ex-IAS 29 of $86.8 million primarily for the construction of the new departure terminal building and multilevel parking at Ezeiza Airport, the landfill and construction of a new park on Costanera Avenue at Aeroparque Airport. Investments also include the construction of new terminal buildings at Comodoro Rivadavia Iguazú and Jujuy airports, the refurbishment and lighting of the runway and taxiways at Córdoba Airport, the expansion of the terminal building at Bariloche, Mar del Plata and Esquel airports, as well as various capex programs across other airports of the concession.

Italy

CAAP’s Italian segment represented 9.9% of consolidated 2Q19 revenues and 12.3% of adjusted EBITDA, excluding the effect of IAS 29. Pisa Airport had approximately 1.6 million passengers while Florence Airport held 0.8 million passengers in 2Q19.

	2Q19	2Q18	% Var.	6M19	6M18	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	0.5	0.5	-2.1%	0.9	0.9	-2.2%
International Passengers (in millions)	1.9	1.9	0.5%	2.9	2.9	1.4%
Transit Passengers (in millions)	0.0	0.0	104.0%	0.0	0.0	88.3%
Total Passengers (in millions)	2.4	2.4	0.0%	3.8	3.8	0.6%
Cargo Volume (in thousands of tons)	3.4	3.0	13.2%	6.5	5.7	14.5%
Total Aircraft Movements (in thousands)	22.4	22.0	1.8%	36.6	35.9	1.9%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	26.6	26.7	-0.2%	43.5	47.2	-7.7%
Non-aeronautical revenue	12.5	15.3	-18.7%	22.3	26.5	-15.7%
Commercial revenue	9.9	9.5	3.7%	17.5	16.9	3.4%
Construction service revenue	2.2	5.2	-57.9%	4.0	6.7	-40.8%
Other revenue	0.4	0.6	-34.2%	0.9	2.9	-69.7%
Total Revenue	39.1	42.0	-7.0%	65.9	73.7	-10.6%
Total Revenue Excluding IFRIC12(1)	36.9	36.8	0.2%	61.9	67.0	-7.6%
Cost of Services	24.9	30.7	-19.0%	49.1	55.5	-11.6%
Selling, general and administrative expenses	3.4	3.5	-3.1%	6.9	6.8	0.3%
Total Costs and Expenses	28.3	34.2	-17.4%	55.9	62.4	-10.3%
Total Costs and Expenses Excluding IFRIC12(2)	26.5	29.5	-10.0%	53.0	56.5	-6.1%
Adjusted Segment EBITDA	13.9	10.7	29.6%	16.1	17.3	-7.0%
Adjusted Segment EBITDA Mg	35.6%	25.5%	1,003	24.4%	23.5%	96
Adjusted EBITDA Margin excluding IFRIC 12(3)	36.5%	28.0%	857	24.3%	24.6%	-32
Capex	4.7	5.9	-21.2%	7.7	8.2	-7.2%

1 Excludes Construction Service revenue.

2 Excludes Construction Service cost.

3 Excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic in Italy remained stable YoY in 2Q19. Traffic at Florence Airport increased 5.2% reflecting easier comps as last year traffic was impacted by Air France pilots’ strike. In addition, traffic benefited from the Easter Holiday effect together with the good performance of TAP’s connecting flight to Lisbon and the additional flights to Madrid by Iberia. This was partially offset by a 2.5% decline in passenger traffic at Pisa Airport, mainly reflecting the reduction of operations by Pobeda, offsetting increased traffic by newly opened route by Air Arabia Maroc to Casablanca, Morocco. In addition, SAS airlines started operations at Florence airport, with three weekly flights to Copenhagen, and Eurowings opened a new route to Dusseldorf, Germany. Cargo volume was up 1.8%, while total aircraft movements increased 1.9% YoY.

Revenues in 2Q19 declined 7.0% YoY, or $2.9 million, to $39.1 million, principally reflecting a decline in construction service revenue, due to lower capex in the quarter. Excluding construction service revenue, revenues remained relatively flat YoY at $36.9 million.

•	Aeronautical revenues remained stable at $26.6 million, mainly due to the effect of the depreciation of the Euro against the US dollar during the period. In local currency, aeronautical revenues were up 5.8% despite flat traffic volume, primarily reflecting lower marketing support expenses in the quarter due to lower passenger traffic and a new agreement with a dominant airline at Pisa Airport, coupled with higher revenues from the increase in the Passenger with Reduced Mobility fee granted in February 2019 and the increase in passenger use fees at Pisa Airport in April 2019.

•	Commercial revenues increased 3.7%, or $0.3 million in an ‘As reported’ basis, and 10.0% when measured in local currency, mainly due to higher revenues from new agreements with car rentals at Pisa Airport together with VIP lounge and F&B revenues, benefitting from new tenants at both Pisa and Florence airports.

•	Construction service revenue declined $3.0 million, due to lower capex in the quarter.

Cost of services declined 19.0% YoY, or $5.8 million, impacted by a one-time benefit of $2.2 million, reflecting the positive outcome of a claim against the Ministry of Transport regarding the Fire Brigade Protection Fund dispute. Excluding this one-time item, cost of services would have declined 11.7%, or $3.6 million, due to lower construction service cost and currency depreciation in the quarter.

SG&A declined 3.1% YoY, or $0.1 million, mainly as of the depreciation of the Euro against the US dollar. In local currency, SG&A increased 2.8%, or $0.1 million, primarily reflecting the recognition of the amortization of leased assets under IFRS16 lease accounting standard.

Adjusted Segment EBITDA in Italy increased 29.6% YoY, or $3.2 million. Excluding construction services and the abovementioned one-time item, Adjusted Segment EBITDA would have increased 8.6% YoY, or $0.9 million, to $11.7 million, with Adjusted Segment EBITDA margin ex-IFRIC12 expanding 247 basis points to 30.4% from 28.0% in 2Q18.

During 2Q19 CAAP made capital expenditures for $4.7 million in Italy, primarily on Master plan development in Florence Airport and new equipment at Pisa Airport.

Brazil

Brazil represented 7.2% of the Company’s consolidated 2Q19 revenues and 2.7% of its adjusted EBITDA, excluding IAS 29. Brasilia Airport and Natal Airport had approximately 3.8 million and 0.5 million passengers in 2Q19, respectively.

	2Q19	2Q18	% Var.	6M19	6M18	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	2.6	2.9	-10.4%	5.5	5.8	-4.3%
International Passengers (in millions)	0.1	0.1	12.2%	0.3	0.3	-0.3%
Transit Passengers (in millions)	1.5	1.7	-10.3%	3.4	3.6	-5.8%
Total Passengers (in millions)	4.3	4.7	-9.8%	9.3	9.7	-4.8%
Cargo Volume (in thousands of tons)	23.9	15.7	52.0%	47.4	29.8	59.1%
Total Aircraft Movements (in thousands)	37.6	46.4	-18.9%	78.4	91.2	-14.0%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	12.8	13.8	-7.3%	27.4	30.5	-10.3%
Non-aeronautical revenue	15.6	16.5	-5.4%	30.7	31.8	-3.5%
Commercial revenue	15.6	16.5	-5.4%	30.7	31.8	-3.5%
Total Revenue	28.4	30.3	-6.2%	58.1	62.4	-6.8%
Cost of Services	24.3	27.2	-10.6%	48.9	55.5	-12.0%
Selling, general and administrative expenses	4.4	4.6	-4.5%	9.3	8.3	11.0%
Other expenses	-0.4	0.1	-720.0%	0.1	0.2	-56.7%
Total Costs and Expenses	28.3	31.9	-11.2%	58.3	64.1	-9.1%
Adjusted Segment EBITDA	3.0	2.6	18.0%	6.1	6.8	-10.3%
Adjusted Segment EBITDA Mg	10.7%	8.5%	220	10.5%	10.9%	-40
Capex	0.8	1.9	-59.9%	2.1	3.2	-36.6%

Note: This segment does not include the effects of IFRIC 12 with respect to the construction or improvements to concessioned assets.

Passenger Traffic in Brazil declined 9.8% YoY, to 4.3 million passengers in 2Q19, primarily reflecting the cessation of operations of Avianca Brasil and the reduction in less profitable frequencies by a Latin American international Airline, as it seeks to optimize domestic operations at Brasilia Airport. Domestic and transit traffic declined 10.4% and 10.3% respectively, offset by a 12.2% increase in international traffic, according to the new traffic count methodology applied by ANAC since June 2018. Based on the prior methodology, international traffic would have increased 34.7% YoY at Brasilia airport, reflecting the routes to Miami and Orlando opened by Gol Airlines in November 2018 and the new direct flight to Buenos Aires opened in December 2018. In addition, in June 2019 Gol airlines started a direct flight to Cancún, Mexico, departing from Brasilia airport. Importantly, Gol airlines announced the addition of several frequencies over the coming months, in line with its strategy of expanding operations at Brasilia airport, while LATAM Airlines announced the opening of new international routes from Brasilia Airport to Lima, Perú; Asunción, Paraguay and Santiago de Chile, Chile, starting October 2019. Cargo volume was up 52%, while total aircraft movements declined 18.9% YoY.

Revenues in 2Q19 declined 6.2% YoY, or $1.9 million, impacted by the 8.8% depreciation of the Brazilian real during the period. In local currency, however, revenues increased 2.0%.

•	Aeronautical revenues declined 7.3% YoY, or $1.0 million, but were up 0.6% in local currency, driven by a 5.8% YoY increase in tariffs at Brasilia Airport starting August 2018 coupled with higher revenues from the 34.7% increase in international passengers, which more than offset the decline in passenger traffic.

•	Commercial revenues declined 5.4%, or $0.9 million, impacted by the depreciation of the Brazilian Real against the US dollar, which more than offset higher commercial tenants revenues together with higher cargo volume and an increase in VIP lounge revenues reflecting the new agreements with airlines and Bradesco entered into during 4Q18.

Cost of services declined 10.6% YoY, or $2.9 million, to $24.3 million, mainly due to the depreciation of the Brazilian real against the US dollar. Lower concession fee charges resulting from a change in the passenger curve used to calculate the amortization of the intangible asset introduced in September 2018 also contributed to the decline in cost of services.

SG&A declined 4.5% YoY, or $0.2 million, mainly reflecting the depreciation of the Brazilian real, but increased 3.0% in local currency, impacted by higher bad debt provisions in connection with certain commercial tenants.

Adjusted Segment EBITDA in Brazil increased 18.0% YoY, or $0.5 million, to $3.0 million in the quarter, mainly reflecting the reduction in the concession fee amount. Adjusted EBITDA margin expanded 220 bps to 10.7% from 8.5% in the year-ago quarter.

Uruguay

Uruguay represented 6.8% of the Company’s consolidated 2Q19 revenues and 10.7% of its adjusted EBITDA, excluding IAS 29. CAAP operates two airports in Uruguay, General Cesáreo Berisso International Airport (“Carrasco Airport”) and Carlos A. Curbelo Airport (“Punta del Este Airport”). During 2Q19, our Uruguayan airports had approximately 0.5 million passengers.

	2Q19	2Q18	% Var.	6M19	6M18	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	0.0	0.0	-16.3%	0.0	0.0	-34.6%
International Passengers (in millions)	0.5	0.5	-1.8%	1.1	1.2	-4.2%
Transit Passengers (in millions)	0.0	0.0	-47.7%	0.0	0.0	-41.0%
Total Passengers (in millions)	0.5	0.5	-2.1%	1.1	1.2	-4.4%
Cargo Volume (in thousands of tons)	6.8	6.8	0.8%	12.9	13.6	-4.5%
Total Aircraft Movements (in thousands)	6.5	7.1	-8.5%	15.9	18.1	-12.3%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	14.6	14.3	2.1%	34.9	33.7	3.6%
Non-aeronautical revenue	12.4	12.7	-2.0%	26.9	28.1	-4.5%
Commercial revenue	12.2	12.5	-2.0%	26.0	27.8	-6.4%
Construction service revenue	0.2	0.2	-4.5%	0.8	0.3	148.8%
Other revenue	0.0	0.0	9.6%	0.0	0.0	2.1%
Total Revenue	27.1	27.0	0.2%	61.8	61.8	-0.1%
Total Revenue Excluding IFRIC12(1)	26.9	26.8	0.2%	60.9	61.5	-0.9%
Cost of Services	13.5	14.4	-6.1%	29.1	28.8	0.8%
Selling, general and administrative expenses	3.8	3.5	6.8%	7.6	7.6	-0.5%
Other expenses	0.1	0.1	-18.3%	0.1	0.1	-8.4%
Total Costs and Expenses	17.4	18.0	-3.7%	36.7	36.6	0.5%
Total Costs and Expenses Excluding IFRIC12(1)	17.2	17.8	-3.6%	35.9	36.2	-0.8%
Adjusted Segment EBITDA	12.1	11.9	2.2%	30.9	31.2	-0.9%
Adjusted Segment EBITDA Mg	44.9%	44.0%	92	50.1%	50.5%	-40
Adjusted EBITDA Margin excluding IFRIC 12	45.2%	44.3%	91	50.7%	50.7%	-1
Capex	5.3	1.1	377.7%	6.2	1.7	272.3%

1 Excludes Construction Service revenue.

2 Excludes Construction Service cost.

3 Excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic in Uruguay declined 2.1% YoY, although showing a sequential improvement from the 6.2% decline in the previous quarter, mainly reflecting easier comps from the Easter holidays effect discussed above, coupled with Winter holidays, which this year started in June while last year started in July. In addition, lower passenger traffic from Argentina reflecting macro conditions, and the cancellation of Avianca Colombia’s daily route to Bogotá, Colombia, since March 2019, also contributed to the reduction.

Revenues in 2Q19 remained flat YoY at $27.1 million.

•	Aeronautical revenues increased 2.1% YoY, or $0.3 million, mainly driven by an increase of 4.0% in traffic to international destinations other than Aeroparque, in Buenos Aires, at Carrasco Airport, further supported by an increase to the passenger fees implemented in August 2018. This more than offset the 19.0% decline in lower-margin shuttle (“Puente aéreo”) passengers to Aeroparque, in Buenos Aires, Argentina.

•	Commercial revenues declined 2.0%, or $0.2 million, reflecting an 8.3%, or $0.2 million, decline in Duty Free revenues, related to lower passenger traffic and demand, and a decline in Parking revenues of 16.9%, or $0.1 million, due to lower demand, particularly by Argentine passengers, and the impact of the 15.9% average depreciation of the Uruguayan peso against the US dollar. This was partially offset by a 12%, or $0.1 million, increase in VIP lounge revenues, benefiting from new agreements signed during the quarter.

Cost of services were down 6.1% YoY, or $0.9 million, to $13.5 million, driven by declines of $1.0 million in maintenance, primarily reflecting the temporary suspension of SISCA expenses, and $0.5 million in amortization and depreciation in the period, since assets from the Punta del Este Airport were completely amortized as of March 2019, prior to the subsequent extension of this Concession. This was partially offset by an 11.0%, or $0.5 million, YoY increase in salaries and social security contributions, reflecting the impact of the new variable compensation policy, which more than offset the depreciation of the Uruguayan peso against the US dollar.

SG&A increased 6.8% YoY, or $0.2 million, to $3.8 million YoY, due to higher salaries resulting from the introduction of the new variable compensation policy, further supported by with the depreciation of the Uruguayan peso against the US dollar and a $0.3 million bad debt at Punta del Este airport, reflecting past due aircraft fees receivables. This was partially offset by lower services and fees, reflecting easier comps as in 2Q18 was impacted by a $0.1 million charge related to a corporate governance project, together with lower utilities fees, resulting from the implementation of a solar energy generation system.

Adjusted Segment EBITDA in Uruguay increased 2.2%, or $0.3 million, to $12.1 million, with Adjusted Segment EBITDA margin Ex-IFRIC12 expanding 91 bps to 45.2% from 44.3% in the year-ago quarter.

During 2Q19 CAAP made capital expenditures for $5.3 million in Uruguay, primarily to upgrade to LED lighting systems to take advantage of fiscal benefits and perimeter security at Carrasco Airport.

Key Events for the Quarter

Corporación América Airports Announces Extension of the Punta del Este Airport Concession Agreement

On April 4, 2019, CAAP announced that the Uruguayan Executive Power approved the amendment of the concession agreement (the “Punta del Este Concession Agreement”) with CAAP’s fully-owned subsidiary Consorcio Aeropuertos Internacionales S.A. (“CAISA”), which operates and maintains the Punta del Este Airport in the city of Maldonado, by Punta del Este, Uruguay, and authorized the Ministry of Defense to grant the modification of the aforementioned contract. The amendment includes the extension of the term of the Punta del Este Concession Agreement for a fourteen–year period from 2019 through 2033. Terms of the Punta del Este Concession Agreement extension also include a minimum annual concession fee of $500,000 and CAISA’s commitment to make incremental capital expenditures of over US$35.0 million, including the construction of a new general aviation terminal building, repaving of runways and taxiways, remodeling of boarding areas and a new VIP lounge, together with implementation of technology and innovation to improve the passenger experience.

Corporación América Airports held its Annual General Shareholders Meeting

On May 22, 2019, Corporación América Airports held its annual general meeting of shareholders in Luxembourg. The Company’s shareholders approved and adopted all matters submitted to them at the Meeting.

Subsequent Events

Appeal Lodged Against the Judgement by the Regional Administrative Court of Tuscany with the Council of State

On July 25, 2019 Toscana Aeroporti S.p.A. announced that it lodged an appeal with the Council of State against judgement No.793 rendered by the Regional Administrative Court of Tuscany, Section I, on May 27, 2019, that overturned the favorable Environmental Impact Assessment (VIA) decree issued on December 28, 2017, for the project outlined in 2014-2029 Master Plan for Florence Airport.

Corporación América Airports Approves Contributions in Subsidiaries

On July 18, 2019, CAAP has subscribed and paid for new issuance of shares by Inframérica Participacões S.A. (that in turn has subscribed and paid for new issuance of shares by Inframerica Concessionária do Aeroporto de Brasilia S.A.) in an amount of R$ 107.5 million, or $28.7 million. (Infraero has also subscribed and paid for new issuance of shares by Inframerica Concessionária do Aeroporto de Brasilia S.A., pro-rata to its stake i.e. 49% or R$ 102.9 million). Proceeds were used to pay the annual payment of concession fee.

Aeropuertos Argentina 2000 S.A. announced shareholders meeting’s results

On July 25, 2019, our subsidiary Aeropuertos Argentina 2000 S.A. held a shareholders meeting which unanimously resolved the payment of cash dividends between the shareholders classes A, B, C and D, according to their holdings, for an amount of $50.0 million, or its equivalent in Argentine pesos (which at the date of the shareholders meeting amounted to AR$ 2,143.5 million). Additionally, the payment of dividends on the preferred shares for the amount of AR$ 118.3 million was approved, payable in additional preferred shares. The value was calculated based on the value of the preferred shares, as adjusted by inflation, which amounted to AR$ 5,914.0 million. The Company will file an administrative claim in order to adjust the economic-financial equation of the Concession Agreement, taking into account the higher value of the preferred shares.

Aeropuertos Argentina 2000 S.A. announced two credit facility agreements

On August 9, 2019, CAAP’s subsidiary Aeropuertos Argentina 2000 S.A. entered into two credit facilities for a total principal amount of $120 million dollars: (a) the “onshore” credit facility agreement for a principal amount of US$85.0 million, and (b) the “offshore” credit facility agreement for a principal amount of US$35.0 million. The term for the credit facility agreements shall be of thirty six months as from the borrowing date. The principal amount under the credit facility agreements shall be repaid in nine quarterly equal and regular installments, the first one being payed as from twelve months from the borrowing date. Proceeds shall be applied to the construction of infrastructure works in the airports under the AA2000 concession.

Hyperinflation Accounting in Argentina

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS. Consequently, starting July 1, 2018, the Company reports results of its Argentinean subsidiaries applying IFRS rule IAS 29. IAS 29 requires that results of operations in hyperinflationary economies are reported as if these economies were highly inflationary as of January 1, 2018, and thus year-to-date results should be restated adjusting for the change in general purchasing power of the local currency, using official indices, before converting the local amounts at the closing rate of the period (i.e. December 31, 2018 closing rate for 2018 results). For comparison purposes, the impact of adopting IAS 29 in Aeropuertos Argentina 2000 (“AA2000”), the Company’s largest subsidiary in Argentina which accounted for 96.0%, 98.6% and 99.2% of passenger traffic, revenues and Adjusted EBITDA, respectively, of the Argentina segment in 1Q19, is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”.

2Q19 EARNINGS CONFERENCE CALL

When:	9:00 a.m. Eastern time, August 23, 2019

Who:	Mr. Martín Eurnekian, Chief Executive Officer

Mr. Raúl Francos, Chief Financial Officer

Ms. Gimena Albanesi, Head of Investor Relations

Dial-in:	1-888-347-6492 (U.S. domestic); 1-412-317-5258 (international)

Webcast:	https://services.choruscall.com/links/caap190823.html

Replay:	Participants can access the replay through August 30, 2019 by dialing:

1-877-344-7529 (U.S. domestic) and 1-412-317-0088 (international). Replay ID: 10134225.

Use of Non-IFRS Financial Measures

This announcement includes certain references to Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Construction Service and Adjusted EBITDA Margin excluding Construction service, as well as Net Debt:

Adjusted EBITDA is defined as income for the period before financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by total revenues.

Adjusted EBITDA excluding Construction Service (“Adjusted EBITDA ex-IFRIC”) is defined as income for the period before construction services revenue and cost, financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA Margin excluding Construction Service (“Adjusted EBITDA Margin ex-IFRIC12”) excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets and is calculated by dividing Adjusted EBITDA excluding Construction Service revenue and cost, by total revenues less Construction service revenue.

Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Construction Service and Adjusted EBITDA Margin excluding Construction Service are not measures recognized under IFRS and should not be considered as an alternative to, or more meaningful than, consolidated net income for the year as determined in accordance with IFRS or as indicators of our operating performance from continuing operations. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, may differ materially from similarly titled measures reported by other companies. We believe that the presentation of Adjusted EBITDA and Adjusted EBITDA excluding Construction Service enhances an investor’s understanding of our performance and are useful for investors to assess our operating performance by excluding certain items that we believe are not representative of our core business. In addition, Adjusted EBITDA and Adjusted EBITDA excluding Construction Service are useful because they allow us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods, capital structure or income taxes and construction services (when applicable).

Net debt is calculated by deducting “Cash and cash equivalents” from total financial debt.

Figures ex-IAS 29 result from dividing nominal Argentine pesos for the Argentine Segment, by the average foreign exchange rate of the Argentine Peso against the US Dollar in the period. Percentage variations ex-IAS 29 figures compare results as presented in the prior year quarter before IAS 29 came into effect, against ex-IAS 29 results for this quarter as described above. For comparison purposes the impact of adopting IAS 29 in Aeropuertos Argentina 2000, the Company’s largest subsidiary in Argentina, is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”. The impact from “Hyperinflation Accounting in Argentina” is described in more detail page 20 of this report.

Definitions and Concepts

Commercial Revenues: CAAP derives commercial revenue principally from fees resulting from warehouse usage (which includes cargo storage, stowage and warehouse services and related international cargo services), services and retail stores, duty free shops, car parking facilities, catering, hangar services, food and beverage services, retail stores, including royalties collected from retailers’ revenue, and rent of space, advertising, fuel, airport counters, VIP lounges and fees collected from other miscellaneous sources, such as telecommunications, car rentals and passenger services.

Construction Service revenue and cost: Investments related to improvements and upgrades to be performed in connection with concession agreements are treated under the intangible asset model established by IFRIC 12. As a result, all expenditures associated with investments required by the concession agreements are treated as revenue generating activities given that they ultimately provide future benefits, and subsequent improvements and upgrades made to the concession are recognized as intangible assets based on the principles of IFRIC 12. The revenue and expense are recognized as profit or loss when the expenditures are performed. The cost for such additions and improvements to concession assets is based on actual costs incurred by CAAP in the execution of the additions or improvements, considering the investment requirements in the concession agreements. Through bidding processes, the Company contracts third parties to carry out such construction or improvement services. The amount of revenues for these services is equal to the amount of costs incurred plus a reasonable margin, which is estimated at an average of 3.0% to 5.0%.

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. The Company is the largest private airport operator in the world based on the number of airports and the tenth largest based on passenger traffic. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2018, Corporación América Airports served 81.3 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com

Forward Looking Statements

Statements relating to our future plans, projections, events or prospects are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “believes,” “continue,” “could,” “potential,” “remain,” “will,” “would” or similar expressions and the negatives of those terms. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to: delays or unexpected casualties related to construction under our investment plan and master plans, our ability to generate or obtain the requisite capital to fully develop and operate our airports, general economic, political, demographic and business conditions in the geographic markets we serve, decreases in passenger traffic, changes in the fees we may charge under our concession agreements, inflation, depreciation and devaluation of the AR$, EUR, BRL, UYU, AMD or the PEN against the U.S. dollar, the early termination, revocation or failure to renew or extend any of our concession agreements, the right of the Argentine Government to buy out the AA2000 Concession Agreement, changes in our investment commitments or our ability to meet our obligations thereunder, existing and future governmental regulations, natural disaster-related losses which may not be fully insurable, terrorism in the international markets we serve, epidemics, pandemics and other public health crises and changes in interest rates or foreign exchange rates. The Company encourages you to review the ‘Cautionary Statement’ and the ‘Risk Factor’ sections of our annual report on Form 20-F for the year ended December 31, 2018 and any of CAAP’s other applicable filings with the Securities and Exchange Commission for additional information concerning factors that could cause those differences.

Investor Relations Contact

Gimena Albanesi

Head of Investor Relations

Email: gimena.albanesi@caairports.com
Phone: +5411 4852-6411

— Operational & Financial Tables Follow –

Operating Statistics by Segment: Traffic, Cargo and Aircraft Movement

	2Q19	2Q18	% Var.	6M19	6M18	% Var.
Argentina
Domestic Passengers (in millions)	6.6	5.4	22.1%	13.5	11.3	18.8%
International Passengers (in millions)	3.0	3.2	-5.5%	6.7	7.1	-5.8%
Transit passengers (in millions)	0.3	0.3	27.9%	0.7	0.6	13.4%
Total passengers (in millions)	9.9	8.8	12.3%	20.9	19.1	9.4%
Cargo volume (in thousands of tons)	54.8	56.6	-3.3%	110.8	117.0	-5.3%
Aircraft movements (in thousands)	106.0	105.9	0.1%	221.9	219.3	1.2%
Italy
Domestic Passengers (in millions)	0.5	0.5	-2.1%	0.9	0.9	-2.2%
International Passengers (in millions)	1.9	1.9	0.5%	2.9	2.9	1.4%
Transit passengers (in millions)	0.0	0.0	104.0%	0.0	0.0	88.3%
Total passengers (in millions)	2.4	2.4	0.0%	3.8	3.8	0.6%
Cargo volume (in thousands of tons)	3.4	3.0	13.2%	6.5	5.7	14.5%
Aircraft movements (in thousands)	22.4	22.0	1.8%	36.6	35.9	1.9%
Brazil
Domestic Passengers (in millions)	2.6	2.9	-10.4%	5.5	5.8	-4.3%
International Passengers (in millions)	0.1	0.1	12.2%	0.3	0.3	-0.3%
Transit passengers (in millions)	1.5	1.7	-10.3%	3.4	3.6	-5.8%
Total passengers (in millions)	4.3	4.7	-9.8%	9.3	9.7	-4.8%
Cargo volume (in thousands of tons)	23.9	15.7	52.0%	47.4	29.8	59.1%
Aircraft movements (in thousands)	37.6	46.4	-18.9%	78.4	91.2	-14.0%
Uruguay
Domestic Passengers (in millions)	0.0	0.0	-16.3%	0.0	0.0	-34.6%
International Passengers (in millions)	0.5	0.5	-1.8%	1.1	1.2	-4.2%
Transit passengers (in millions)	0.0	0.0	-47.7%	0.0	0.0	-41.0%
Total passengers (in millions)	0.5	0.5	-2.1%	1.1	1.2	-4.4%
Cargo volume (in thousands of tons)	6.8	6.8	0.8%	12.9	13.6	-4.5%
Aircraft movements (in thousands)	6.5	7.1	-8.5%	15.9	18.1	-12.3%
Ecuador(1)
Domestic Passengers (in millions)	0.6	0.6	-2.6%	1.2	1.2	0.6%
International Passengers (in millions)	0.5	0.5	7.6%	1.0	0.9	9.7%
Transit passengers (in millions)	0.0	0.0	7.3%	0.0	0.0	6.0%
Total passengers (in millions)	1.1	1.1	2.1%	2.2	2.1	4.7%
Cargo volume (in thousands of tons)	9.8	10.5	-6.2%	21.2	20.5	3.0%
Aircraft movements (in thousands)	20.3	20.1	1.3%	40.9	38.0	7.6%
Armenia
Domestic Passengers (in millions)	0.0	0.0	-	0.0	0.0	-
International Passengers (in millions)	0.7	0.7	8.9%	1.3	1.2	9.5%
Transit passengers (in millions)	0.0	0.0	-	0.0	0.0	-
Total passengers (in millions)	0.7	0.7	8.9%	1.3	1.2	9.5%
Cargo volume (in thousands of tons)	4.7	4.3	9.5%	8.3	7.8	6.3%
Aircraft movements (in thousands)	6.0	6.0	0.2%	11.4	11.0	3.9%
Peru(2)
Domestic Passengers (in millions)	0.9	0.8	3.9%	1.6	1.6	-0.7%
International Passengers (in millions)	0.0	0.0	5376.5%	0.0	0.0	546.4%
Transit passengers (in millions)	0.0	0.0	-	0.0	0.0	-
Total passengers (in millions)	0.9	0.8	4.5%	1.6	1.6	-0.5%
Cargo volume (in thousands of tons)	1.2	1.2	-1.9%	2.4	2.4	0.1%
Aircraft movements (in thousands)	7.9	8.0	-1.1%	14.5	15.4	-5.9%

(1)    ECOGAL’s operational data included in this table, although its results of operations are not consolidated.

(2)    AAP’s operational data included in this table, although its results of operations are not consolidated.

Foreign Exchange Rate

Country	2Q19	2Q18	2Q19	2Q18	1Q19	1Q18	1Q19	1Q18
	Avg	Avg	EoP	EoP	Avg	Avg	EoP	EoP
Argentine Peso	44.01	23.58	42.46	28.85	39.01	19.68	43.35	20.15
Euro	0.89	0.84	0.88	0.86	0.88	0.81	0.89	0.81
Brazilian Real	3.92	3.61	3.83	3.86	3.77	3.24	3.90	3.32
Uruguayan Peso	34.86	30.09	35.18	31.47	32.81	30.15	33.48	28.39

Amounts provided by units of local currency per US dollar

Aeronautical Breakdown (in US$ million)
	2Q18	2Q19 ex IAS 29	IAS 29	2Q19 as reported	% Var as reported	% Var ex IAS 29
Aeronautical Revenue	185.6	178.7	6.7	185.4	-0.1%	-3.7%
Passenger use fees	146.5	139.1	5.8	144.9	-1.1%	-5.0%
Aircraft fees	36.0	31.2	0.9	32.1	-10.9%	-13.4%
Other	3.2	8.4	0.0	8.4	167.0%	167.0%

Commercial Revenue Breakdown (in US$ million)
	2Q18	2Q19 ex IAS 29	IAS 29	2Q19 as reported	% Var as reported	% Var ex IAS 29
Commercial revenue	138.1	121.9	4.9	126.7	-8.2%	-11.7%
Warehouse use fees	49.2	39.2	2.3	41.5	-15.6%	-20.3%
Duty free shops	15.9	12.2	0.4	12.6	-20.6%	-23.1%
Rental of space (including hangars)	8.4	8.6	0.3	8.8	5.5%	2.3%
Parking facilities	9.7	7.5	0.3	7.7	-20.0%	-22.8%
Fuel	13.1	15.0	0.1	15.2	16.1%	15.1%
Food and beverage services	6.5	5.1	0.2	5.3	-18.6%	-21.0%
Advertising	5.1	4.6	0.1	4.8	-5.8%	-8.6%
Services and retail stores	4.6	4.2	0.1	4.3	-7.5%	-8.9%
Catering	3.5	2.8	0.2	2.9	-16.1%	-20.9%
VIP lounges	6.0	7.1	0.4	7.6	26.6%	19.2%
Walkway services	2.2	2.3	0.1	2.4	9.4%	3.8%
Other	14.1	13.3	0.4	13.7	-3.2%	-5.7%

Revenues by Segment (in US$ million)

Country	6M18	6M19 ex IAS 29	IAS 29	6M19 as reported	% Var as reported	% Var ex IAS 29
Argentina	495.0	478.3	27.7	506.1	2.2%	-3.4%
Italy	73.7	65.9	0.0	65.9	-10.6%	-10.6%
Brazil	62.4	58.1	0.0	58.1	-6.8%	-6.8%
Uruguay	61.8	61.8	0.0	61.8	-0.1%	-0.1%
Armenia	49.8	58.0	0.0	58.0	16.5%	16.5%
Ecuador (1)	43.6	48.6	0.0	48.6	11.5%	11.5%
Unallocated	1.7	0.4	0.0	0.4	-76.0%	-76.0%
Total consolidated revenue (2)	787.9	771.1	27.7	798.8	1.4%	-2.1%

1 Only includes Guayaquil Airport.

2 Excluding Construction Service revenue, revenue decreased 7.2% YoY in Argentina and 7.0% in Italy, but increased 0.2% in Uruguay, 6.7% in Ecuador and 8.7% in Armenia.

Revenue Breakdown (in US$ million)

	6M18	6M19 ex IAS 29	IAS 29	6M19 as reported	% Var as reported	% Var ex IAS 29
Aeronautical Revenue	390.4	371.1	11.6	382.7	-2.0%	-5.0%
Non-aeronautical Revenue	397.5	400.0	16.1	416.2	4.7%	0.6%
Commercial revenue	275.3	240.1	7.9	248.0	-9.9%	-12.8%
Construction service revenue (1)	119.3	159.0	8.2	167.2	40.2%	33.3%
Other revenue	2.9	1.0	0.0	1.0	-66.5%	-66.5%
Total Consolidated Revenue	787.9	771.1	27.7	798.8	1.4%	-2.1%
Total Revenue excluding Construction Service revenue (2)	668.7	612.1	19.5	631.6	-5.5%	-8.5%

1 Construction Service revenue equals the construction or upgrade costs plus a reasonable margin.

2 Excludes Construction Service revenue.

Aeronautical Breakdown (in US$ million)
	6M18	6M19 ex IAS 29	IAS 29	6M19 as reported	% Var as reported	% Var ex IAS 29
Aeronautical Revenue	390.4	371.1	11.6	382.7	-2.0%	-5.0%
Passenger use fees	305.8	292.5	10.1	302.6	-1.1%	-4.4%
Aircraft fees	69.6	62.3	1.5	63.8	-8.3%	-10.4%
Other	15.0	16.2	0.0	16.2	8.5%	8.5%

Commercial Revenue Breakdown (in US$ million)
	6M18	6M19 ex IAS 29	IAS 29	6M19 as reported	% Var as reported	% Var ex IAS 29
Commercial revenue	275.3	240.1	7.9	248.0	-9.9%	-12.8%
Warehouse use fees	96.3	77.6	3.7	81.3	-15.6%	-19.5%
Duty free shops	32.0	24.9	0.7	25.5	-20.2%	-22.3%
Rental of space (including hangars)	17.0	17.9	0.4	18.4	7.9%	5.2%
Parking facilities	20.1	14.2	0.4	14.6	-27.4%	-29.5%
Fuel	24.3	27.2	0.2	27.4	12.8%	12.0%
Food and beverage services	13.7	10.6	0.3	10.8	-20.9%	-22.9%
Advertising	10.1	9.8	0.2	10.0	-0.5%	-2.6%
Services and retail stores	9.0	8.3	0.1	8.4	-7.2%	-8.6%
Catering	7.3	5.6	0.3	5.9	-19.0%	-22.8%
VIP lounges	12.2	14.2	0.7	15.0	22.5%	16.5%
Walkway services	4.7	4.8	0.2	5.0	5.9%	1.5%
Other	28.5	25.1	0.7	25.7	-9.8%	-12.1%

Total Expenses Breakdown (in US$ million)
	2Q18	2Q19 ex IAS 29	IAS 29	2Q19 as reported	% Var as reported	% Var ex IAS 29
Cost of services	263.5	275.9	27.1	303.1	15.0%	4.7%
Selling, general and administrative expenses	43.5	35.8	1.4	37.2	-14.6%	-17.8%
Financial loss	198.9	39.4	-27.2	12.3	-93.8%	-80.2%
Inflation adjustment	0.0	0.4	6.8	7.2	-	-
Other expenses	0.5	0.1	0.0	0.1	-70.5%	-75.2%
Income tax expense	-20.1	12.1	1.0	13.1	-165.3%	-160.3%
Total expenses	486.3	363.7	9.2	372.9	-23.3%	-25.2%

Cost of Services (in US$ million)
	2Q18	2Q19 ex IAS 29	IAS 29	2Q19 as reported	% Var as reported	% Var ex IAS 29
Cost of Services	263.5	275.9	27.1	303.1	15.0%	4.7%
Salaries and social security contributions	51.7	49.3	1.7	51.0	-1.3%	-4.5%
Concession fees	46.1	39.3	1.7	41.0	-11.2%	-14.8%
Construction service cost	72.1	93.8	5.5	99.3	37.7%	30.0%
Maintenance expenses	35.4	30.8	2.2	33.0	-6.8%	-13.1%
Amortization and depreciation	24.9	23.7	16.1	39.8	60.3%	-4.4%
Services and fees	14.6	16.8	-0.4	16.4	12.9%	15.4%
Cost of fuel	8.4	10.3	0.0	10.3	22.8%	22.8%
Taxes	4.2	4.2	0.1	4.2	1.8%	0.5%
Office expenses	3.3	3.8	0.2	4.1	23.9%	16.6%
Provision for maintenance cost	0.1	0.2	0.0	0.2	152.9%	152.9%
Others	2.8	3.6	0.0	3.7	30.1%	29.0%

Selling, General and Administrative Expenses (in US$ million)
	2Q18	2Q19 ex IAS 29	IAS 29	2Q19 as reported	% Var as reported	% Var ex IAS 29
SG&A	43.5	35.8	1.4	37.2	-14.6%	-17.8%
Taxes	12.3	10.1	0.6	10.7	-13.0%	-18.3%
Salaries and social security contributions	8.5	6.7	0.0	6.8	-19.8%	-20.3%
Services and fees	10.7	8.9	0.0	8.9	-16.8%	-17.2%
Office expenses	2.9	1.7	0.1	1.8	-36.3%	-39.5%
Amortization and depreciation	2.1	2.0	0.4	2.5	20.0%	-0.6%
Maintenance expenses	0.4	0.4	0.0	0.4	-13.8%	-12.4%
Advertising	1.4	0.4	0.0	0.4	-68.7%	-70.2%
Insurances	0.8	0.5	0.0	0.5	-34.2%	-34.3%
Charter services	0.2	0.2	0.0	0.2	-0.2%	-0.2%
Bad debts recovery	0.0	-0.3	0.0	-0.3	-	-
Bad debts	0.8	2.5	0.1	2.6	202.8%	190.8%
Others	3.5	2.7	0.0	2.7	-23.8%	-23.8%

Expenses by Segment (in US$ million)
Country	2Q18	2Q19 ex IAS 29	IAS 29	2Q19 as reported	% Var as reported	% Var ex IAS 29
Argentina	179.5	188.7	28.5	217.2	21.0%	5.1%
Italy	34.2	28.3	0.0	28.3	-17.4%	-17.4%
Brazil	31.9	28.3	0.0	28.3	-11.2%	-11.2%
Uruguay	18.0	17.4	0.0	17.4	-3.7%	-3.7%
Armenia	19.0	23.9	0.0	23.9	26.1%	26.1%
Ecuador	16.5	18.8	0.0	18.8	14.1%	14.1%
Unallocated	8.4	6.4	0.0	6.4	-23.7%	-23.7%
Total consolidated expenses (1) (2)	307.5	311.8	28.5	340.4	10.7%	1.4%
(1)	Excludes income tax and financial loss
(2)	We account for the results of operations of ECOGAL and AAP using the equity method

Costs and Expenses (in US$ million)

	6M18	6M19 ex IAS 29	IAS 29	6M19 as reported	% Var as reported	% Var ex IAS 29
Cost of Services	504.6	521.6	47.8	569.4	12.8%	3.4%
Salaries and social security contributions	103.2	96.7	2.6	99.3	-3.8%	-6.3%
Concession fees	95.1	83.4	2.8	86.2	-9.3%	-12.3%
Construction service cost	118.3	157.6	8.2	165.8	40.2%	33.2%
Maintenance expenses	71.9	61.1	3.1	64.2	-10.8%	-15.1%
Amortization and depreciation	49.9	49.3	30.7	80.0	60.3%	-1.2%
Other	66.3	73.5	0.4	73.9	11.5%	10.9%
Cost of Services Excluding Construction Service cost	386.4	364.0	39.5	403.5	4.5%	-5.8%
Selling, general and administrative expenses	87.5	75.2	2.5	77.7	-11.3%	-14.1%
Other expenses	1.7	0.9	0.0	0.9	-45.0%	-46.1%
Total Costs and Expenses	593.9	597.7	50.3	648.0	9.1%	0.6%
Total Costs and Expenses Excluding Construction Service cost	475.6	440.1	42.1	482.2	1.4%	-7.5%

Total Expenses Breakdown (in US$ million)
	6M18	6M19 ex IAS 29	IAS 29	6M19 as reported	% Var as reported	% Var ex IAS 29
Cost of services	504.6	521.6	47.8	569.4	12.8%	3.4%
Selling, general and administrative expenses	87.5	75.2	2.5	77.7	-11.3%	-14.1%
Financial loss	284.7	149.7	-69.5	80.2	-71.8%	-47.4%
Inflation adjustment	0.0	-0.2	16.5	16.4	-	-
Other expenses	1.7	0.9	0.0	0.9	-45.0%	-46.1%
Income tax expense	-8.6	-1.9	8.2	6.3	-173.2%	-78.3%
Total expenses	870.0	745.3	5.5	750.9	-13.7%	-14.3%

Cost of Services (in US$ million)
	6M18	6M19 ex IAS 29	IAS 29	6M19 as reported	% Var as reported	% Var ex IAS 29
Cost of Services	504.6	521.6	47.8	569.4	12.8%	3.4%
Salaries and social security contributions	103.2	96.7	2.6	99.3	-3.8%	-6.3%
Concession fees	95.1	83.4	2.8	86.2	-9.3%	-12.3%
Construction service cost	118.3	157.6	8.2	165.8	40.2%	33.2%
Maintenance expenses	71.9	61.1	3.1	64.2	-10.8%	-15.1%
Amortization and depreciation	49.9	49.3	30.7	80.0	60.3%	-1.2%
Services and fees	28.2	32.8	-0.1	32.7	15.9%	16.4%
Cost of fuel	15.2	18.0	0.0	18.0	18.4%	18.4%
Taxes	8.8	8.7	0.1	8.8	-0.5%	-1.6%
Office expenses	7.5	7.1	0.4	7.5	-0.4%	-5.4%
Provision for maintenance cost	1.2	1.1	0.0	1.1	-4.2%	-4.2%
Others	5.4	5.8	0.0	5.8	8.7%	7.9%

Selling, General and Administrative Expenses (in US$ million)
	6M18	6M19 ex IAS 29	IAS 29	6M19 as reported	% Var as reported	% Var ex IAS 29
SG&A	87.5	75.2	2.5	77.7	-11.3%	-14.1%
Taxes	26.7	20.7	1.1	21.8	-18.3%	-22.4%
Salaries and social security contributions	17.9	14.9	0.2	15.1	-15.5%	-16.7%
Services and fees	21.2	18.2	0.1	18.3	-13.5%	-13.9%
Office expenses	5.2	2.7	0.1	2.8	-45.4%	-47.8%
Amortization and depreciation	4.1	4.6	0.8	5.4	31.1%	11.1%
Maintenance expenses	1.5	0.7	0.0	0.7	-52.0%	-51.9%
Advertising	1.9	0.7	0.0	0.7	-63.0%	-63.9%
Insurances	1.2	0.9	0.0	0.9	-28.1%	-28.2%
Charter services	0.4	0.4	0.0	0.4	0.0%	0.0%
Bad debts recovery	0.0	-0.4	0.0	-0.4	-	-
Bad debts	1.8	6.9	0.2	7.1	298.1%	288.8%
Others	5.8	4.9	0.0	4.9	-15.1%	-15.1%

Expenses by Segment (in US$ million)
Country	6M18	6M19 ex IAS 29	IAS 29	6M19 as reported	% Var as reported	% Var ex IAS 29
Argentina	346.7	354.2	50.3	404.5	16.7%	2.2%
Italy	62.4	55.9	0.0	55.9	-10.3%	-10.3%
Brazil	64.1	58.3	0.0	58.3	-9.1%	-9.1%
Uruguay	36.6	36.7	0.0	36.7	0.5%	0.5%
Armenia	34.5	43.3	0.0	43.3	25.4%	25.4%
Ecuador	33.0	36.8	0.0	36.8	11.6%	11.6%
Unallocated	16.7	12.5	0.0	12.5	-25.0%	-25.0%
Total consolidated expenses (1) (2)	593.9	597.7	50.3	648.0	9.1%	0.6%
(1)	Excludes income tax and financial loss
(2)	We account for the results of operations of ECOGAL and AAP using the equity method

Adjusted EBITDA by Segment (in US$ million)

	6M18	6M19 ex IAS 29	IAS 29	6M19 as reported	% Var as reported	% Var ex IAS 29
Argentina	172.0	150.5	9.5	159.9	-7.0%	-12.5%
Italy	17.3	16.1	0.0	16.1	-7.0%	-7.0%
Brazil	6.8	6.1	0.0	6.1	-10.3%	-10.3%
Uruguay	31.2	30.9	0.0	30.9	-0.9%	-0.9%
Armenia	21.2	21.1	0.0	21.1	-0.4%	-0.4%
Ecuador	13.7	12.7	0.0	12.7	-7.5%	-7.5%
Unallocated	-3.8	-1.5	0.0	-1.5	-60.5%	-60.5%
Perú	-0.4	-0.9	0.0	-0.9	99.6%	99.6%
Total segment EBITDA	257.9	235.0	9.5	244.5	-5.2%	-8.9%

Adjusted EBITDA Reconciliation to Income from Continuing Operations (in US$ million)

	6M18	6M19 ex IAS 29	IAS 29	6M19 as reported	% Var as reported	% Var ex IAS 29
Income from Continuing Operations	-8.6	74.6	10.7	85.3	-1089.8%	-966.0%
Financial Income	-63.5	-41.1	12.1	-29.0	-54.3%	-35.3%
Financial Loss	0.0	-0.2	16.5	16.4	-	-
Inflation adjustment	-8.6	-1.9	8.2	6.3	-173.2%	-78.3%
Income Tax Expense	284.7	149.7	-69.5	80.2	-71.8%	-47.4%
Amortization and Depreciation	54.0	53.8	31.5	85.4	58.1%	-0.3%
Adjusted EBITDA	257.9	235.0	9.5	244.5	-5.2%	-8.9%
Adjusted EBITDA Margin	32.7%	30.5%	0.0%	30.6%	-213	-225
Adjusted EBITDA excluding Construction Service	256.9	233.7	9.5	243.1	-5.4%	-9.1%
Adjusted EBITDA Margin excluding Construction Service	38.4%	38.2%	0.0%	38.5%	7	-25

	6M18	6M19 ex IAS 29	IAS 29	6M19 as reported	% Var as reported	% Var ex IAS 29
Financial Income	63.5	41.1	-12.1	29.0	-54.3%	-35.3%
Interest income	11.7	19.4	1.0	20.4	74.4%	65.9%
Foreign exchange income	49.7	19.7	-14.0	5.7	-88.5%	-60.4%
Other	2.1	2.9	0.0	2.9	38.6%	38.6%

	6M18	6M19 ex IAS 29	IAS 29	6M19 as reported	% Var as reported	% Var ex IAS 29
Financial Loss	-284.7	-149.7	69.5	-80.2	-71.8%	-47.4%
Interest Expenses	-46.1	-45.3	-0.9	-46.2	0.2%	-1.8%
Foreign exchange transaction expenses	-180.9	-56.1	71.2	15.1	-108.4%	-69.0%
Leases financial cost	0.0	-0.3	0.0	-0.3	-	-
Changes in liability for Brazilian concessions	-50.4	-46.9	0.0	-46.9	-6.9%	-6.9%
Other expenses	-7.3	-2.0	0.0	-2.0	-72.8%	-72.8%
Inflation adjustment	0.0	0.2	-16.5	-16.4	-	-
Inflation adjustment	0.0	0.2	-16.5	-16.4	-	-
Financial Results, Net	-221.1	-108.4	40.8	-67.6	-69.5%	-51.0%

% Ownership by Concession

Aeropuertos Argentina 2000	Argentina	81.3%
Neuquén	Argentina	74.1%
Bahía Blanca	Argentina	81.1%
Toscana Aeroporti (Florence and Pisa airports)	Italy	46.7%
ICAB (Brasilia Airport)	Brasil	51.0%
ICASGA (Natal Airport)	Brasil	99.9%
Puerta del Sur (Carrasco Airport)	Uruguay	100.0%
CAISA (Punta del Este Airport)	Uruguay	100.0%
AIA (Armenian airports)	Armenia	100.0%
TAGSA (Guayaquil Airport)	Ecuador	50.0%
ECOGAL (Galápagos Airport)	Ecuador	99.9%
Aeropuertos Andinos del Peru	Peru	50.0%

Selected Income Statement Data (in US$ million)

	2Q19	2Q18	% Var.	6M19	6M18	% Var.
Argentina
Total Revenue	260.2	246.7	5.5%	506.1	495.0	2.2%
Total Revenue Excluding IFRIC12(1)	168.1	181.2	-7.2%	351.6	385.0	-8.7%
Operating Income	47.1	71.7	-34.2%	110.3	157.7	-30.0%
Adjusted Segment EBITDA	72.3	78.9	-8.4%	159.9	172.0	-7.0%
Adjusted Segment EBITDA Mg	27.8%	32.0%	-420	31.6%	34.7%	-314
Adjusted EBITDA Margin excluding IFRIC 12(1)	43.0%	43.5%	-55	45.5%	44.6%	82
Italy
Total Revenue	39.1	42.0	-7.0%	65.9	73.7	-10.6%
Total Revenue Excluding IFRIC12(1)	36.9	36.8	0.2%	61.9	67.0	-7.6%
Operating Income	10.8	7.8	38.8%	9.9	11.4	-12.5%
Adjusted Segment EBITDA	13.9	10.7	29.6%	16.1	17.3	-7.0%
Adjusted Segment EBITDA Mg	35.6%	25.5%	1003	24.4%	23.5%	96
Adjusted EBITDA Margin excluding IFRIC 12(1)	36.5%	28.0%	857	24.3%	24.6%	-32

	2Q19	2Q18	% Var.	6M19	6M18	% Var.
Brazil
Total Revenue	28.4	30.3	-6.2%	58.1	62.4	-6.8%
Operating Income	0.2	-1.6	-113.2%
Adjusted segment EBITDA	3.0	2.6	18.0%	6.1	6.8	-10.3%
Adjusted Segment EBITDA Mg	10.7%	8.5%	220	10.5%	10.9%	-40
Uruguay
Total Revenue	27.1	27.0	0.2%	61.8	61.8	-0.1%
Total Revenue Excluding IFRIC12(1)	26.9	26.8	0.2%	60.9	61.5	-0.9%
Operating Income	9.1	8.5	7.8%	23.9	24.2	-1.3%
Adjusted Segment EBITDA	12.1	11.9	2.2%	30.9	31.2	-0.9%
Adjusted Segment EBITDA Mg	44.9%	44.0%	92	50.1%	50.5%	-40
Adjusted EBITDA Margin excluding IFRIC 12(1)	45.2%	44.3%	91	50.7%	50.7%	-1
Ecuador
Total Revenue	24.9	22.1	12.8%	48.6	43.6	11.5%
Total Revenue Excluding IFRIC12(1)	23.5	22.1	6.7%	47.2	43.6	8.3%
Operating Income	5.3	4.9	8.8%	10.4	10.0	4.2%
Adjusted Segment EBITDA	6.5	6.8	-4.1%	12.7	13.7	-7.5%
Adjusted Segment EBITDA Mg	26.1%	30.7%	-460	26.1%	31.4%	-535
Adjusted EBITDA Margin excluding IFRIC 12(1)	27.6%	30.7%	-310	26.8%	31.4%	-460
Armenia
Total Revenue	32.7	28.1	16.5%	58.0	49.8	16.5%
Total Revenue Excluding IFRIC12(1)	28.6	26.3	8.7%	51.5	47.5	8.2%
Operating Income	8.9	9.1	-2.9%	14.7	15.3	-3.6%
Adjusted Segment EBITDA	12.1	12.1	0.0%	21.1	21.2	-0.4%
Adjusted Segment EBITDA Mg	37.0%	43.2%	-611	36.4%	42.6%	-620
Adjusted EBITDA Margin excluding IFRIC 12(1)	42.0%	45.9%	-390	40.7%	44.5%	-380
Unallocated
Total revenue	0.2	0.9	-77.2%	0.0	0.0	-
Operating income	-4.9	-6.3	-21.7%	0.0	0.0	-
Adjusted segment EBITDA	-1.2	-1.3	-11.9%	-0.9	-0.4	99.6%
Adjusted Segment EBITDA Mg	N/A	N/A	N/A	N/A	N/A	N/A

1 Excludes Construction Service revenue.

2 Excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets.

3 Starting in 3Q18, reported numbers are presented applying Hyperinflation accounting for our Argentinean subsidiaries, in accordance with IAS 29, as explained above. Please refer to Review of Segments – Argentina to see the effect of this rule in our Argentinean subsidiaries.

Operating Statistics by Airport: Traffic, Cargo and Aircraft Movements

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	2Q'19	2Q'18	% Var.	2Q'19	2Q'18	% Var.	2Q'19	2Q'18	% Var.	2Q'19	2Q'18	% Var.	2Q'19	2Q'18	% Var.	2Q'19	2Q'18	% Var.
Argentina
Aeroparque (1)	2,508	2,274	10%	57	512	-89%	184	147	25%	2,749	2,933	-6%	335	515	-35%	25,190	31,054	-19%
Bariloche	308	241	28%	2	1	302%	1	1	-44%	310	242	28%	0	71	-100%	2,456	2,429	1%
Catamarca	17	17	4%	0	0	-	1	0	533%	19	17	10%	27	33	-18%	646	510	27%
C. Rivadavia	158	152	4%	0	0	-	2	0	570%	160	152	5%	265	152	75%	2,463	2,484	-1%
Córdoba	671	533	26%	158	242	-35%	34	34	-1%	862	809	7%	436	420	4%	7,515	8,377	-10%
El Palomar (2)	345	148	134%	52	0	-	0	0	-	398	148	170%	0	0	-	2,899	1,486	95%
Esquel	11	11	7%	0	0	-	0	0	30%	11	11	7%	0	0	-	239	191	25%
Ezeiza (1)	197	134	47%	2,575	2,210	17%	54	38	43%	2,826	2,382	19%	51,428	53,198	-3%	20,970	17,719	18%
Formosa	27	28	-6%	0	0	-69%	0	0	-	27	28	-6%	43	35	23%	483	463	4%
General Pico	1	1	-10%	0	0	-	0	0	150%	1	1	-9%	0	0	-	1,050	1,176	-11%
Iguazú	353	147	141%	0	0	51%	1	0	4794%	354	147	141%	0	0	-	2,990	1,569	91%
Jujuy	94	115	-19%	0	2	-96%	0	0	-87%	94	117	-20%	30	29	3%	1,157	1,485	-22%
La Rioja	18	18	-2%	0	0	-	1	0	766%	19	18	4%	31	38	-18%	482	421	14%
Malargüe	0	0	153%	0	0	50%	0	0	-	0	0	148%	0	0	-	52	56	-7%
Mar del Plata	77	92	-16%	0	0	141%	6	4	39%	83	96	-14%	41	48	-15%	1,694	1,949	-13%
Mendoza	460	324	42%	120	157	-24%	6	6	3%	586	487	20%	158	414	-62%	5,588	5,120	9%
Paraná	16	20	-19%	0	0	-35%	0	0	1600%	16	20	-19%	0	0	-	635	742	-14%
Posadas	85	72	18%	0	0	11%	0	0	364%	86	72	19%	80	102	-21%	1,215	1,091	11%
Pto Madryn	21	21	-1%	0	0	-	0	2	-100%	21	23	-12%	0	0	-	181	240	-25%
Reconquista	0	0	157%	0	0	0%	0	0	45%	0	0	141%	0	0	-	1,031	698	48%
Resistencia	76	77	-1%	0	0	-85%	12	0	18173%	88	78	14%	120	116	4%	1,211	1,244	-3%
Río Cuarto	10	9	14%	0	0	-	0	0	-	10	9	14%	17	3	441%	197	192	3%
Río Gallegos	59	51	17%	0	0	0%	2	1	78%	62	52	18%	119	149	-20%	805	745	8%
Río Grande	35	35	3%	0	0	-	0	0	-	36	35	4%	75	62	20%	566	754	-25%
Salta	316	179	76%	16	14	16%	12	2	632%	344	194	77%	244	262	-7%	3,463	2,149	61%
San Fernando	3	6	-52%	2	2	0%	0	0	-	5	9	-38%	0	0	-	10,157	8,953	13%
San Juan	17	52	-68%	0	5	-100%	0	0	-100%	17	57	-71%	0	0	-	176	709	-75%
San Luis	20	23	-12%	0	0	-	0	0	-	20	23	-12%	27	21	31%	303	423	-28%
San Rafael	12	12	0%	0	0	-	0	0	-	12	12	0%	383	0	-	1,039	1,147	-9%
Santa Rosa	13	12	4%	0	0	-	0	0	25%	13	12	4%	1	0	-	557	793	-30%
Santiago del Estero	39	24	67%	0	0	-	0	0	-100%	39	24	67%	37	53	-30%	776	674	15%
Tucumán	218	204	7%	11	24	-54%	4	8	-51%	233	235	-1%	606	514	18%	2,324	2,609	-11%
Viedma	10	7	37%	0	0	-	0	0	-	10	7	37%	0	0	-	165	192	-14%
Villa Mercedes	0	0	-63%	0	0	-	0	0	-33%	0	0	-62%	0	0	-	456	344	33%
Termas de Río Hondo	5	9	-51%	0	0	-100%	0	0	-	5	9	-51%	3	4	-28%	129	233	-45%
Bahía Blanca	93	111	-16%	0	0	-	5	6	-11%	99	117	-16%	88	102	-14%	1,318	1,657	-20%
Neuquén	291	235	24%	8	10	-17%	3	7	-51%	302	251	20%	190	309	-38%	3,459	3,834	-10%
Total Argentina	6,583	5,391	22%	3,003	3,179	-6%	329	257	28%	9,914	8,826	12%	54,786	56,650	-3%	106,037	105,912	0%

Italy
Pisa	374	380	-2%	1,178	1,212	-3%	1	1	112%	1,553	1,593	-3%	3,361	2,917	15%	12,226	12,379	-1%
Florence	100	104	-4%	706	662	7%	0	0	-24%	806	766	5%	67	112	-40%	10,218	9,666	6%
Total Italy	474	484	-2%	1,884	1,874	0%	1	1	104%	2,359	2,359	0%	3,428	3,029	13%	22,444	22,045	2%

Brazil
Brasilia	2,150	2,424	-11%	125	109	14%	1,527	1,702	-10%	3,801	4,235	-10%	20,743	11,826	75%	33,874	42,182	-20%
Natal	465	496	-6%	18	18	2%	0	0	-	483	514	-6%	3,112	3,872	-20%	3,750	4,224	-11%
Total Brazil	2,615	2,920	-10%	143	127	12%	1,527	1,702	-10%	4,285	4,749	-10%	23,855	15,698	52%	37,624	46,406	-19%

Uruguay
Carrasco	0	0	-21%	482	489	-1%	2	3	-48%	483	492	-2%	6,848	6,795	1%	5,571	6,146	-9%
Punta del Este	0	0	22%	16	18	-13%	0	0	-	16	18	-13%	0	0	-	943	976	-3%
Total Uruguay	0	0	-16%	497	507	-2%	2	3	-48%	499	510	-2%	6,848	6,795	1%	6,514	7,122	-9%

Ecuador
Guayaquil	451	462	-2%	521	484	8%	18	17	7%	991	963	3%	8,541	9,198	-7%	18,800	18,523	1%
Galápagos	135	139	-3%	0	0	-	0	0	-	135	139	-3%	1,297	1,290	0%	1,504	1,528	-2%
Total Ecuador	586	601	-3%	521	484	8%	18	17	7%	1,125	1,103	2%	9,837	10,488	-6%	20,304	20,051	1%

Armenia
Zvartnots	0	0	-	706	637	11%	0	0	-	706	637	11%	4,736	4,325	9%	5,837	5,764	1%
Shirak	0	0	-	36	44	-19%	0	0	-	36	44	-19%	0	0	-	212	272	-22%
Total Armenia	0	0	-	742	681	9%	0	0	-	742	681	9%	4,736	4,325	9%	6,049	6,036	0%

Perú
Arequipa	503	470	7%	5	0	n.m.	0	0	-	507	471	8%	526	554	-5%	4,160	4,017	4%
Juliaca	109	115	-5%	0	0	n.m.	0	0	-	109	115	-5%	212	242	-13%	1,006	1,068	-6%
Puerto Maldonado	80	84	-5%	0	0	n.m.	0	0	-	80	84	-5%	162	181	-11%	770	841	-8%
Tacna	118	109	9%	0	0	n.m.	0	0	-	118	109	9%	224	201	11%	1,108	1,159	-4%
Ayacucho	64	63	1%	0	0	n.m.	0	0	-	64	63	1%	48	16	200%	845	890	-5%
Total Perú	873	840	4%	5	0	n.m.	0	0	-	878	841	4%	1,171	1,194	-2%	7,889	7,975	-1%
Total CAAP	11,131	10,236	9%	6,794	6,853	-1%	1,876	1,980	-5%	19,802	19,069	4%	104,660	98,179	7%	206,861	215,547	-4%
1)	Starting May 3, 2018, 50% of international air traffic in Aeroparque Airport, other than flight to and from Uruguay, was reassigned to Ezeiza Airport, and the remaining 50% will be reassigned on April 1st, 2019.
2)	El Palomar commenced operations in February 2018

Income Statement (in US$ thousands)

	2Q19	2Q18	%Var.	1H19	1H18	%Var.
Continuing operations
Revenue	412,563	397,052	3.9%	798,806	787,936	1.4%
Cost of services	(303,070)	(263,543)	15.0%	(569,365)	(504,645)	12.8%
Gross profit	109,493	133,509	-18.0%	229,441	283,291	-19.0%
Selling, general and administrative expenses	(37,150)	(43,511)	-14.6%	(77,695)	(87,544)	-11.3%
Other operating income	4,326	4,565	-5.2%	9,146	9,643	-5.2%
Other operating expense	(143)	(485)	-70.5%	(943)	(1,716)	-45.0%
Operating income	76,526	94,078	-18.7%	159,949	203,674	-21.5%
Share of (loss) / income in associates	(371)	127	-392.1%	(831)	257	-423.3%
Income before financial results and income tax	76,155	94,205	-19.2%	159,118	203,931	-22.0%
Financial income	11,764	49,632	-76.3%	29,019	63,519	-54.3%
Financial loss	(12,271)	(198,868)	-93.8%	(80,211)	(284,656)	-71.8%
Inflation adjustment	(7,175)	-	-	(16,365)	-	-
Income / (Loss) before income tax expense	68,473	(55,031)	-224.4%	91,561	(17,206)	-632.1%
Income tax expense	(13,122)	20,109	-165.3%	(6,292)	8,591	-173.2%
Income / (Loss) for the period	55,351	(34,922)	-258.5%	85,269	(8,615)	-1089.8%
Attributable to:
Owners of the parent	49,123	(22,674)	-316.6%	84,175	3,821	2103.0%
Non-controlling interest	6,228	(12,248)	-150.8%	1,094	(12,436)	-108.8%

Balance Sheet (in US$ thousands)

	Jun 30, 2019	Dec 31, 2018	Jun 30, 2019
ASSETS
Non-current assets
Intangible assets, net	3,110,291	2,933,542	2,463,317
Property, plant and equipment, net	77,340	74,299	72,966
Right-of-use asset	10,213	-	-
Investments in associates	13,425	10,886	14,856
Other financial assets at fair value through profit or loss	3,352	3,372	-
Other financial assets at amortized cost	2,418	2,339	-
Deferred tax assets	154,326	153,486	135,116
Other receivables	144,614	133,193	136,472
Trade receivables	1,288	1,419	4,135
Total Non-current assets	3,517,267	3,312,536	2,826,862
Current assets
Inventories	7,588	9,769	8,686
Other financial assets at fair value through profit or loss	31,376	38,007	27,146
Other financial assets at amortized cost	10,176	42,972	2,691
Other receivables	92,410	66,531	62,520
Current tax assets	320	13,701	11,915
Trade receivables	134,440	116,897	107,850
Cash and cash equivalents	221,464	244,865	220,130
Total Current assets	497,774	532,742	440,938
Total assets	4,015,041	3,845,278	3,267,800
EQUITY
Share capital	160,022	160,022	160,022
Share premium	180,486	180,486	180,486
Free distributable reserve	385,055	385,055	385,055
Non-distributable reserve	1,351,883	1,351,883	1,351,883
Currency translation adjustment	-341,668	-378,803	-337,760
Legal reserves	176	176	176
Other reserves	-1,324,993	-1,324,731	-1,351,962
Retained earnings	478,331	394,156	144,037
Total attributable to owners of the parent	889,292	768,244	531,937
Non-controlling interests	460,380	454,453	278,409
Total equity	1,349,672	1,222,697	810,346
LIABILITIES
Non-current liabilities
Borrowings	986,661	1,027,751	1,065,689
Deferred tax liabilities	242,283	271,175	141,954
Other liabilities	924,981	871,596	909,151
Lease liabilities	9,416	-
Trade payables	1,167	1,508	3,145
Total Non-current liabilities	2,164,508	2,172,030	2,119,939
Current liabilities
Borrowings	149,567	98,907	95,846
Derivative financial instruments	405	-	-
Other liabilities	213,048	225,448	136,611
Lease liabilities	1,642	-	-
Current tax liabilities	8,532	11,555	6,413
Trade payables	127,667	114,641	98,645
Total Current liabilities	500,861	450,551	337,515
Total liabilities	2,665,369	2,622,581	2,457,454

Statement of Cash Flow (in US$ thousands)

	Jun 30, 2019	Jun 30, 2018
Cash flows from operating activities
Income / (Loss) for the period	85,269	(8,615)
Adjustments for:
Amortization and depreciation	95,259	68,112
Deferred income tax	(39,248)	(27,123)
Income tax accrued	45,540	18,532
Share of income / (loss) in associates	831	(257)
Loss on disposals of property, plant and equipment	-	173
Unpaid concession fees	30,116	28,637
Low value, short term and variable lease payments	(1,278)	-
Changes in liability for Brazil concessions	46,868	50,364
Interest expense	46,210	46,134
Other financial results, net	(20,942)	(6,368)
Net foreign exchange	(20,862)	131,132
Leases financial cost	292	-
Other accruals	1,146	1,512
Inflation adjustment	24,921	-
Acquisition of Intangible assets	(167,829)	(115,022)
Income tax paid	(29,418)	(30,720)
Changes in working capital	(99,956)	(79,552)
Net cash (used in) / provided by operating activities	(3,081)	76,939
Cash flows from investing activities
Cash contribution in associates	(3,179)	(1,689)
Acquisition of other financial assets	(4,321)	(10,390)
Disposals of other financial assets	42,229	24,313
Purchase of Property, plant and equipment	(8,817)	(4,952)
Acquisition of Intangible assets	(411)	(178)
Loans with related parties	3,672	221
Advance payments of Property, plant and equipment	(766)	-
"Piana di Castello" land advance	-	(4,504)
Other	650	(88)
Net cash provided by investing activities	29,057	2,733
Cash flows from financing activities
Proceeds from cash contributions	-	43,703
Additional acquisitions in subsidiaries	-	(40,731)
Proceeds from borrowings	36,612	196,790
Initial Public Offering	-	195,601
Initial Public Offering expenses paid	-	(4,253)
Release of guarantee deposits	-	92,913
Leases payments	(2,772)	-
Loans paid	(32,631)	(477,766)
Interest paid	(40,475)	(43,134)
Dividends paid	(7,992)	(15,403)
Net cash (used in) / provided by financing activities	(47,258)	(52,280)

(Decrease) / Increase in cash and cash equivalents	(21,282)	27,392

Movements in cash and cash equivalents
At the beginning of the period	244,865	221,601
Exchange rate (loss) / income and inflation adjustment on cash and cash equivalents	(2,119)	(28,863)
Increase in cash and cash equivalents	-21,282	27,392
At the end of the period	221,464	220,130

Page 35 of 35